As filed with the Securities and Exchange Commission on June 27, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LONGVIEW FIBRE COMPANY

(Exact name of registrant as specified in its charter)

Washington	91-0298760
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

300 Fibre Way

Longview, Washington 98632

(360) 425-1550

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

R. B. Arkell

Senior Vice President—Industrial Relations and General Counsel

Longview Fibre Company

300 Fibre Way

Longview, Washington 98632

(360) 425-1550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rodd M. Schreiber, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, ascribed value $1.50 per share (including rights to acquire Common Stock pursuant to Longview Fibre Company’s rights plan)	$385,117,315.18	$41,208

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”), as the product of the $7.54 per share amount of the special distribution to which this registration statement relates multiplied by the 51,076,567 shares of common stock outstanding at the close of business on June 26, 2006, the record date for the special distribution.
(2)	Pursuant to Rule 457(p) under the Securities Act, the registrant is offsetting the filing fees due for this registration statement with $41,208 of the fees previously paid in connection with Longview Fibre Company’s registration statement on Form S-3 (File No. 333-126935) that was initially filed on July 27, 2005 and withdrawn on January 25, 2006, prior to its effectiveness.

Common Stock

We have declared a special distribution on our common stock of $7.54 per share, or approximately $385 million in the aggregate, payable on August 7, 2006 to shareholders of record at the close of business on June 26, 2006, the record date for the special distribution. This prospectus relates to shares of our common stock that may be issued in the special distribution.

Subject to the limitation, described below, on the aggregate amount of cash to be included in the special distribution, each shareholder has the option to receive the special distribution in cash, shares of our common stock or a combination of cash and shares of our common stock by electing, for each share of our common stock that such shareholder owned at the close of business on June 26, 2006, to receive either (1) $7.54 in cash or (2) shares of our common stock having a market value of $7.54, except that the special distribution will be made only in cash on any shares, referred to in this prospectus as Cash-Only Shares, that were at the close of business on June 26, 2006 (a) registered in the name of a record holder that owned fewer than 100 shares of record or (b) owned in any lot of fewer than 100 shares through a bank, broker or other nominee holding those shares in “street name” on behalf of the shares’ beneficial owner. In the case of any shares that are subject to this election process and as to which a valid and timely election is not made, we reserve the right to pay the special distribution on those shares in the form of cash, shares of our common stock or any combination of the two that we choose, in our sole discretion.

We will limit the aggregate amount of cash payable to shareholders in the special distribution, other than cash payable in lieu of fractional shares, to $77 million, or approximately 20% of the total amount of the special distribution. If the aggregate amount of cash payments in the special distribution in respect of Cash-Only Shares, shares as to which a valid and timely election to receive cash has been made and shares other than Cash-Only Shares as to which no valid and timely election has been made would exceed $77 million, then cash payments to shareholders that elected to receive cash will be prorated, as described on page 29, and the excess will be paid in the form of shares of our common stock.

The market value per share of our common stock for purposes of the special distribution will be the average closing price per share of our common stock on the New York Stock Exchange on July 27, 28 and 31, 2006, as reported by The Wall Street Journal. Because the market value of shares to be distributed in the special distribution will be determined before the payment date of August 7, 2006, the value of the shares delivered in the special distribution may, at the time of payment of the special distribution, be higher than, lower than or equal to $7.54 per share.

If you were the record owner of 100 or more shares of our common stock at the close of business on June 26, 2006, you have the right to elect to receive the special distribution as to each of those shares in the form of either cash or shares of our common stock. To make your election as to those shares, complete and sign the enclosed election form and deliver it to Wells Fargo Shareowner Services, the paying agent, no later than 5:00 P.M., Eastern time, on July 26, 2006. If the paying agent does not receive a valid election from you by that time, we will have the option to pay the special distribution on those shares in cash, shares of our common stock or any combination of the two that we choose, in our sole discretion. If a bank, broker or other nominee held shares in “street name” on your behalf in any lot of at least 100 shares at the close of business on June 26, 2006, please promptly inform such bank, broker or nominee of the election they should make with respect to those shares on your behalf. If a valid election as to those shares is not received by the paying agent by 5:00 P.M., Eastern time, on July 26, 2006, we will have the option to pay the special distribution on those shares in the form of cash, shares of our common stock or any combination of the two that we choose, in our sole discretion. If the aggregate number of shares of our common stock you would otherwise receive in the special distribution, either as to shares registered in your name or as to shares held in “street name” on your behalf, consists of a fractional share or a whole number of shares plus a fractional share, you will receive cash in lieu of that fractional share.

Before completing your election, you should carefully consider each of the factors described under “Risk Factors” beginning on page 5. For information regarding the tax treatment of the special distribution, see “Summary—Federal Income Tax Considerations,” on page 4, and “Federal Income Tax Considerations—Taxation of Shareholders,” beginning on page 55.

Based on the closing price of $17.15 per share of our common stock on the New York Stock Exchange on June 23, 2006, and assuming that $77 million of the special distribution would be paid in cash, we estimate that approximately 17,966,024 shares of our common stock would be issued in the special distribution. Our common stock is listed on the New York Stock Exchange under the symbol “LFB.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these common shares or determined if this prospectus or the accompanying prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Prospectus dated June 27, 2006.

Unless otherwise stated or the context otherwise requires, references in this prospectus “Longview,” “we,” “our,” and “us” refer to Longview Fibre Company and its direct and indirect subsidiaries.

If you have questions about the special distribution or need additional copies of this prospectus or the election form, please contact Innisfree M&A Incorporated, the information agent for the special distribution, toll-free at 877-750-9499 (banks and brokers may call collect at 212-750-5833).

The offering of shares of our common stock in the special distribution may be restricted by law in certain non-U.S. jurisdictions. This prospectus is not an offer to sell nor does it seek an offer to buy any shares of our common stock in any jurisdiction where the offer or sale is not permitted. Elections made by any person in such a jurisdiction may be deemed invalid.

SHARE PRICE INFORMATION

Unless otherwise stated or the context otherwise requires, prices of our common stock that relate to dates prior to June 22, 2006 do not reflect a downward adjustment for the payment of cash and the issuance of additional shares in the special distribution that was reflected in the trading price of our common stock beginning on June 22, 2006, when our common stock began trading “ex-dividend” for the special distribution. The closing price of our common stock on the New York Stock Exchange on June 23, 2006 was $17.15 per share.

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SUMMARY

Because this is a summary, it does not contain all of the information that may be important to you. You should read carefully in its entirety this prospectus and the information incorporated by reference herein.

Longview Fibre Company

We are a publicly held forest, paper and packaging products company engaged in three primary businesses: the ownership and management of timberlands in Oregon and Washington, which principally produce logs for sale; the ownership and operation of our Longview, Washington pulp, paper and paperboard production facility, which produces kraft paper and paperboard and is referred to in this prospectus as our Longview mill; and the ownership and operation of converting plants, which produce finished products such as corrugated containers.

Since we commenced operations in Longview, Washington in 1927 with a single paperboard machine to produce paper products, we have grown to become an integrated and nationally recognized wood products company. We own and manage approximately 587,000 acres of valuable timberlands in the Pacific Northwest composed primarily of softwoods with an appraised value of approximately $1.275 billion, based on an independent appraisal completed in September 2005. Based on production capacity, we believe we are the largest producer of unbleached kraft paper in North America, and we own and operate what we believe is one of the world’s largest pulp and paper making complexes. Our converting plants produce value-added corrugated containers, specialty packaging and creative point-of-purchase displays.

In April 2006, we announced changes in our operating plan intended to increase cash flow and enhance shareholder value. The principal changes to our operating plan involve an acceleration of our timber harvest, an increased focus on monetization of higher and better use, or HBU, lands and restructuring of our manufacturing operations:

•	We expect to increase our average annual timber harvest from 275 million board feet to 325 million board feet over the next five years;

•	We have classified approximately 34,000 acres of our timberlands as priority HBU tracts for potential sale. We expect to realize $4 million to $5 million from HBU land sales in 2006.

•	We are exploring the potential divestiture of our sawmill and our converting plants in the central and eastern United States. We believe the divestiture of these manufacturing assets would enhance our operating performance and provide additional cash to reduce debt.

In connection with the adjustments to our operating plan, we also announced a change in our dividend policy, increasing the quarterly cash dividend we intend to pay on our common stock by 20%, to $1.20 per share on an annualized basis. The first such dividend, in the amount of $0.30 per share, will be paid on July 3, 2006 to our shareholders of record at the close of business on June 15, 2006. The per-share dividend amount under our dividend policy will be adjusted proportionately downward after the special distribution to which this prospectus relates to reflect the additional shares issued to our shareholders in the special distribution.

We believe the changes in our operating plan complement our strategy, described below, and increase the benefits to our shareholders of qualifying as a real estate investment trust for federal income tax purposes.

The REIT Conversion

On July 27, 2005, our board of directors, after reviewing various strategic alternatives, authorized us to take the steps necessary for Longview Fibre Company to qualify as a real estate investment trust, or REIT, for federal income tax purposes effective January 1, 2006. We believe the REIT conversion and the refinancing we have completed in connection with the REIT conversion will, among other things, increase our earnings and cash flow through a decrease in both taxes and interest expense.

A REIT is a company that derives most of its income from investments in real estate, which may include timberlands. If a corporation qualifies as a REIT, it generally will not be subject to corporate income taxes on income and gains from investments in real estate to the extent that it distributes such income and gains to its shareholders. Our principal REIT qualifying investment consists of our timberlands. As a REIT, Longview Fibre Company would continue to be required to pay federal corporate income tax on its earnings that are not distributed to our shareholders. Longview Fibre Company’s election to be taxed as a REIT effective January 1, 2006 would be made in connection with the filing of its federal income tax return for 2006. We expect to begin reporting our financial results as a REIT beginning with the third quarter of 2006.

Effective December 31, 2005, in order to comply with REIT qualification requirements, we transferred to Longview Fibre Paper and Packaging, Inc., a wholly-owned subsidiary referred to in this prospectus as Longview TRS, those assets and businesses that cannot be held or operated directly by Longview Fibre Company consistent with REIT tax rules. The transferred assets consist principally of our various manufacturing and processing facilities, including our Longview mill, our converting plants and our sawmill, and the related businesses and operations (including cash and working capital). Longview Fibre Company, and not Longview TRS, continues to own and manage our approximately 587,000 acres of timberlands. Timber cutting and the brokerage of logs are performed by Longview TRS. Longview Fibre Company and Longview TRS have jointly elected for Longview TRS to be treated as a taxable REIT subsidiary, or TRS, effective upon the effective date of our election to be taxed as a REIT, which is expected to be January 1, 2006. As a result, Longview TRS will be subject to corporate-level tax on its earnings. We expect that Longview Fibre Company, as a REIT, will generate substantially all of its unconsolidated income from the sale of standing timber to Longview TRS at market prices pursuant to one or more timber-cutting contracts. Generally, any such income that we do not distribute to shareholders will be subject to corporate-level tax.

The Special Distribution

In order for Longview Fibre Company to be eligible to elect REIT status effective January 1, 2006, we must distribute to our shareholders, on or before December 31, 2006, our previously-undistributed earnings and profits, or E&P, attributable to taxable periods ending prior to January 1, 2006. We refer in this prospectus to that previously-undistributed E&P as our pre-REIT E&P. To complete the required distribution of our pre-REIT E&P and also to distribute amounts representing anticipated current-year REIT capital gains that would, if retained by us, be subject to federal corporate income tax, we are making a special distribution on our common stock of $7.54 per share, or approximately $385 million in the aggregate, payable on August 7, 2006 to shareholders of record at the close of business on June 26, 2006, the record date for the special distribution. The aggregate amount of the special distribution that represents pre-REIT E&P will be the amount of our pre-REIT E&P as of December 31, 2005, less the amount of cash dividends and other cash distributions paid by us after December 31, 2005 and prior to the payment of the special distribution. Each shareholder at the close of business on June 26, 2006 will generally have the ability to elect to receive the special distribution in cash, shares of our common stock or a combination of cash and shares of our common stock, subject to certain conditions and limitations set forth in this prospectus, except that the special distribution will be made only in cash on any shares, referred to in this prospectus as Cash-Only Shares, that were at the close of business on June 26, 2006 (a) registered in the name of a record holder that owned fewer than 100 shares of record or (b) owned in any lot of fewer than 100 shares through a bank, broker or other nominee holding those shares in “street name” on behalf of the shares’ beneficial owner. If at the close of business on June 26, 2006 you were the record owner of shares that are subject to the election process described above, you should use the enclosed election form to make your election to receive the special distribution as to each of those shares in the form of either cash or shares of our common stock. If shares that are subject to the election process described above were at the close of business on June 26, 2006 held on your behalf in street name by a bank, broker or other nominee, please promptly inform such bank, broker or other nominee of the election they should make with respect to those shares on your behalf.

For more information on the special distribution see “The Special Distribution,” beginning on page 24, and “Election Process; Payment of the Special Distribution,” beginning on page 26.

If you have questions about the special distribution or need additional copies of this prospectus or the election form, please contact Innisfree M&A Incorporated, the information agent for the special distribution, toll-free at 877-750-9499 (banks and brokers may call collect at 212-750-5833).

Recent Developments

In December 2005, we received from Obsidian Finance Group, LLC and The Campbell Group, LLC an unsolicited indication of interest in pursuing a transaction to acquire all of our outstanding shares for cash consideration of $26.00 per share (this price does not reflect a downward adjustment that would be made to reflect the payment of cash and issuance of additional shares in the special distribution). Obsidian and Campbell stated in their initial communication to us that their proposal was subject to, among other things, the satisfactory completion of due diligence and the negotiation and execution of mutually acceptable definitive agreements, and they requested that they be permitted to commence a due diligence investigation of us for the purpose of permitting them to obtain the requisite financing and to make a firm proposal.

Following a careful review of the limited information that Obsidian and Campbell provided to us, our board of directors determined in mid-January 2006 that we should not pursue discussions with Obsidian and Campbell, and this decision was communicated to Obsidian and Campbell through our advisors. After Obsidian and Campbell in mid-February 2006 reiterated their interest in acquiring us, we communicated directly to Obsidian and Campbell our board of directors’ determination not to enter into discussions with them.

In March 2006, during our marketing efforts for public offerings of our common stock and debt securities in connection with the REIT conversion, Obsidian and Campbell announced in a press release that they had made a proposal to acquire us for $26 per share in cash (this price does not reflect a downward adjustment that would be made to reflect the payment of cash and issuance of additional shares in the special distribution).

In April 2006, after a thorough review process involving our financial and legal advisors, we announced that our board of directors had voted unanimously to reject the proposal from Obsidian and Campbell and that our board of directors believed that completing the REIT conversion and implementing an improved operating plan, described above under “—Longview Fibre Company,” represented a superior alternative for enhancing shareholder value.

On June 1, 2006, Obsidian and Campbell filed a definitive solicitation statement with the SEC for the purpose of soliciting our shareholders for agent designations that would permit them to call a special meeting of our shareholders to consider and vote on advisory, non-binding resolutions that would (1) request that our board of directors and management engage in direct discussions with Obsidian and Campbell regarding their proposal to acquire all of the outstanding shares of our common stock, and with other potential acquirers regarding a sale of Longview Fibre Company, and to permit Obsidian and Campbell and such other potential acquirers to conduct due diligence on us in connection with such discussions and (2) request that our board of directors take action required to eliminate the classified structure of our board of directors. On June 7, 2006, we announced that our board of directors had voluntarily elected to hold a special meeting of shareholders on September 12, 2006 to consider and vote on the advisory, non-binding proposals advanced by Obsidian and Campbell in their definitive solicitation statement. Given that our board of directors had previously determined not to oppose Obsidian and Campbell’s solicitation of agent designations and that it had been more than six weeks since Obsidian and Campbell first stated they would seek to hold a special meeting, our board of directors decided to take the initiative to schedule the special meeting in order to eliminate the uncertainty as to timing resulting from Obsidian and Campbell’s delays in commencing their solicitation process.

Risk Factors

Before completing any election with respect to the special distribution, you should carefully consider each of the factors described under “Risk Factors” beginning on page 5.

Federal Income Tax Considerations

We expect the special distribution to be a taxable distribution to our shareholders, without regard to whether a particular shareholder receives the special distribution in the form of cash, shares of our common stock or a combination of cash and shares of our common stock. See “Federal Income Tax Considerations” beginning on page 45 for more information on the tax consequences of the special distribution and the REIT conversion for us and our shareholders.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In considering the special distribution and any election that you may make with respect to the special distribution, you should carefully consider the risk factors set forth in this prospectus and the reports that we file with the Securities and Exchange Commission, or SEC, together with the other information we include or incorporate by reference in this prospectus. In connection with the forward-looking statements that appear in this prospectus or that are incorporated by reference herein, you should also carefully review the discussion, and the cautionary statements to which reference is made, under “Forward-Looking Statements” in this prospectus.

Risks Relating to Our Business

Cyclical industry conditions and commodity pricing have adversely affected and may continue to adversely affect our financial condition and results of operations.

Our operating results reflect the general cyclical and seasonal pattern of the forest, paper and packaging products industries. Most of our products are commodity products and are subject to competition from other timber companies and paper and paperboard products manufacturers worldwide. Historically, prices for our products have been volatile, and we, like other participants in the forest, paper and packaging products industries, have limited influence over the timing and extent of price changes for our products. Product pricing is significantly affected by the relationship between supply and demand in the forest, paper and packaging products industries. Product supply is influenced primarily by fluctuations in available manufacturing capacity. Demand is affected by the state of the economy in general and a variety of other factors. The demand for our timber is primarily affected by the level of new residential construction activity and home repair and remodeling activity. Demand for our paper and packaging products is primarily affected by the state of the global economy in general and the economies in North America and East Asia in particular. A prolonged and severe weakness in the markets for one or more of our principal products could seriously harm our financial condition and results of operations and our ability to satisfy our cash requirements, including the payment of interest and principal on our debt, as well as our ability to pay dividends.

Our industries are highly competitive and subject to wide price fluctuations that could adversely affect our results of operations.

The forest, paper and packaging products industries are highly competitive globally, including significant competition from non-wood and engineered wood products, and no single company is dominant. These industries have suffered, and continue to suffer, from excess capacity. Profitability of our manufacturing segment depends in part on our ability to operate our manufacturing facilities efficiently, and our Longview mill near full capacity. During fiscal year 2005, our Longview mill operated at 84% of capacity. These industries are also capital intensive, which leads to high fixed costs and generally results in continued production as long as prices are sufficient to cover marginal costs. Our competitors include large, vertically integrated forest, paper and packaging products companies and numerous smaller companies. Larger companies that compete with us in each of our markets may be better able to withstand the adverse nature of the business cycle because they may have greater financial and operating resources than we do, have less leverage than we do and own more timberland than we do.

In the past, we have seen significant competition in our export markets as our global competitors have benefited from the strength of the U.S. dollar relative to their currencies. These conditions have contributed to substantial price competition and volatility within our industry, especially during periods of reduced demand. The relative weakness of the U.S. dollar in fiscal years 2003, 2004 and 2005 had a positive effect on our export business, particularly on European competition in the Japanese lumber market where Japanese buyers had an advantage purchasing U.S. wood products. Strengthening of the U.S. dollar relative to the currencies of our global competitors now or in the future, could adversely affect our operating results. These factors, coupled with our leveraged position, may harm our ability to respond to competition and other market conditions.

Tariffs, quotas or trade agreements can also affect the markets for our products, particularly our wood products. For example, in April 2006, the U.S. and Canadian governments settled a dispute involving duties imposed by the United States beginning in 2002 on softwood lumber imported from Canada. The settlement provides for, among other things, unrestricted trade under current softwood lumber market conditions and the imposition of taxes on Canadian softwood lumber exports should market prices fall below specified thresholds. As a result of the settlement, U.S. imports of Canadian lumber could increase, putting downward pressure on prices in the United States, and we could face increasing competition from Canadian timber companies.

Price fluctuations in raw materials could adversely affect our ability to cost effectively obtain the materials needed to manufacture our products.

The most significant raw material used in our operations is fiber, including wood, recycled and other fiber, which during fiscal year 2005 accounted for 39.5% of our costs of products produced in our paper and paperboard segment, not including shipping, warehousing and outward freight. We obtained approximately 92% of our wood fiber requirements at open market prices during fiscal year 2005. We also obtained almost all of our recycled fiber on the open market. Wood and recycled fiber are both subject to commodity pricing, which fluctuates on the basis of market factors over which we have no control. In addition, the cost of fiber that we purchase in the market has at times fluctuated greatly because of economic or industry conditions, particularly the conditions in the Pacific Northwest, where we purchase most of our fiber. Further, our access to wood fiber could be adversely affected by consolidation of sawmills in the Pacific Northwest that supply wood fiber to our Longview mill, mill closures due to oversupplied domestic lumber markets, as well as more stringent environmental or other regulations affecting the supply or cost of timber to those sawmills. We may not be able to pass any future raw material cost increases through to our customers through product price increases. Increased costs of raw materials, and our inability to pass increased costs through to our customers could harm our financial condition, results of operations and cash flow.

Our operations require substantial capital and our capital resources may not be adequate to provide for all of our cash requirements.

Our operations require substantial capital. Capital requirements for expansion, replacement and maintenance of existing facilities or equipment or to comply with existing and future changes in environmental laws and regulations may be substantial. The periodic and scheduled maintenance we perform on our equipment may not obviate the need to repair or replace key pieces of equipment, and we could incur significant additional costs associated with environmental compliance. The costs of repairing or replacing equipment and the associated downtime of an affected production line could harm our financial condition, results of operations and cash flow. If our future capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements on economic terms, our business, financial condition, results of operations and cash flow could be harmed.

We are subject to significant environmental regulation and environmental compliance expenditures and liabilities.

Our businesses are subject to many federal, state and local environmental, health and safety laws and regulations, particularly with respect to the restoration and reforestation of timberlands,

harvesting timber near waterways, discharges of pollutants and emissions, and the management, disposal and remediation of hazardous substances or other contaminants. Compliance with these laws and regulations is a significant factor in our business and we have incurred, and expect to continue to incur, significant expenditures to remain in compliance. For instance, in fiscal year 2006 we expect to incur approximately $3 million of capital expenditures and approximately $9 million of operating and other non-capitalizable expenditures relating to environmental matters. We anticipate making capital expenditures of approximately $5 million to $10 million over the next three years to further reduce air emissions and decrease the possibility of future air violations. We expect that the environmental laws and regulations to which we are subject will become more stringent and more stringently enforced in the future and may reduce the amount of timber available for harvesting. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

In Washington State, we are required to file a Forest Practice Application for each unit of timber to be harvested. These applications may be denied or restricted by the regulatory agency or appealed by other parties, including citizen groups. Appeals or actions of the regulatory agencies could delay or restrict timber harvest activities pursuant to these permits. Delays or harvest restrictions on a significant number of applications could have an adverse effect on our operating results.

Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Investigations may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. Environmental impacts at some of our facilities resulting from current or historic operations and at certain third-party sites to which we sent hazardous substances for disposal or storage require and may require expenditures for remediation. Consequently, we cannot be sure that existing or future circumstances or developments with respect to contamination, including unanticipated discovery of contamination or discharges of hazardous substances, will not require significant expenditures by us or that internally generated funds or other sources of liquidity and capital will be sufficient to fund unforeseen environmental liabilities or expenditures.

Some environmental laws permit individuals, citizens groups and other third parties to file claims against us based upon alleged violations of laws or damages to property stemming from contamination, or upon alleged injury to persons stemming from exposure to hazardous substances used or otherwise controlled by us. We may be required to expend significant sums to defend and/or settle existing or future claims. Environmental groups and other interested individuals may intervene in the regulatory processes in the states where we own timberlands. In Washington State, environmental groups and other interested individuals may appeal individual Forest Practice Applications or file petitions with the Forest Practices Board to challenge the regulations under which forest practices are approved. The same persons may also file or threaten to file lawsuits that seek to prevent us from implementing our operating plans, including seeking orders entirely preventing or restricting our ability to harvest our timberlands. Delays or restrictions due to the intervention of environmental groups or interested individuals could adversely affect our operating results.

Forestry regulations, including regulations intended to protect threatened and endangered species, restrict timber harvesting and may otherwise restrict our ability to conduct our timberlands business. The Federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Protection of endangered species habitat includes restrictions on timber harvesting and related activities. A number of species indigenous to the Pacific Northwest have already been protected under the Endangered Species Act, including the northern spotted owl, marbled murrelet, mountain caribou, grizzly bear, goshawk, bald eagle, and various anadromous fish species. Some of these species, including the northern spotted owl, marbled murrelet, and goshawk, are found in some of our timberlands, requiring us to adjust the harvest schedules on some of our timberland resources. Additional species within our timberlands could subsequently receive protected status under the Endangered Species Act or more members of species currently protected could be discovered within our timberlands, requiring us to refrain from harvesting timber on additional acres. Our timberlands may also become subject to laws and regulations designed to protect wetlands, which laws and regulations could restrict harvesting, road building and other activities.

High energy costs could adversely affect our results of operations.

Energy costs are a significant variable operating expense for us and are susceptible to rapid and substantial price increases and volatility. Our costs for energy are currently at relatively high levels and could rapidly increase. Should energy costs increase in future periods, we may not be able to pass all increased energy costs through to our customers. In addition, the primary contracts pursuant to which we advantageously purchased and sold power in the past have expired and, under current terms, we have less flexibility in our ability to mitigate the costs of energy used by our facilities. Over the last three years, we have taken measures that have reduced our energy costs and consumption. Our ongoing efforts, and any steps we take in the future, to conserve energy or reduce our energy costs may not be successful.

Changes in the value of the U.S. dollar relative to other currencies and offshore manufacturing could result in fluctuations in the price of and the demand for our products.

While all of our sales are made in U.S. dollars, a portion of our sales are made to customers operating in markets that use currencies other than U.S. dollars. For the fiscal year 2005, exports accounted for approximately 11.3% of our total sales. Of this amount, 3.0% of our total sales came from log export sales, all to Japan, and 8.3% of our total sales came from export sales of paper and paperboard, primarily to Hong Kong, Canada and Southeast Asia. In fiscal year 2005, the continued weakening of the U.S. dollar relative to the currencies of these countries has helped our products be more competitive in the export market. However, strengthening in the value of the U.S. dollar relative to the currencies of these countries could make it more expensive for our customers operating in foreign markets to purchase our products, could make our products less price competitive with our foreign competitors, and could consequently reduce the demand for our products. In addition, adverse currency valuations could make paper and paperboard from foreign competitors more price competitive in the U.S. market. This situation has caused, and from time to time in the future may cause, excess supply of paper and paperboard in the United States, which, in turn, would likely result in a decrease in U.S. paper and paperboard prices.

Historically, a stronger U.S. dollar has been associated with migration of domestic manufacturing to offshore locations. If further migration of domestic manufacturing to offshore locations occurs, we could be adversely affected by the impact of the migration on the pricing of and demand for our products domestically.

Natural disasters or other events may cause losses to our timber holdings or limit our ability to harvest our timber.

The volume and value of timber that can be harvested from our lands may be limited by natural disasters and other events such as fire, volcanic eruptions, insect infestation, disease, ice storms, wind storms, flooding, other weather conditions and other causes. The occurrence of any of these events could harm our business, financial condition and results of operations. Further, as is typical in the industry, we do not maintain insurance for any loss of our standing timber from fire and other natural disasters or other causes. In addition, fire and other natural disasters in adjacent or nearby timberlands may limit our access to, or impede our ability to, harvest our timber. In periods of poor logging conditions, we may harvest less timber than expected, thus impacting our net sales of timber during that period. Any reduction in net sales could have a material adverse effect on our business, financial condition or results of operations and could affect our ability to pay dividends.

Our business and financial performance may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

Approximately 2,000 employees, or more than 62% of our workforce, are parties to collective bargaining agreements. As a result, there is a risk of work stoppage due to strikes or walkouts. Two of our 12 collective bargaining agreements, covering 1,255 workers including our 1,186 Longview mill employees, expired in June 2006, and the affected employees have continued to work under the terms of the expired agreements while contract negotiations are under way. Our other 10 collective bargaining agreements expire at various times from 2007 through 2010. Any significant work stoppage as a result of the failure to successfully negotiate new collective bargaining agreements or the inability to negotiate new agreements on economically beneficial terms could have a material adverse effect on our business, financial condition and results of operations.

Our pulp and paper mill and all of our paper machines are located at a single complex in Longview, Washington.

Our pulp and paper mill and all of our paper machines are located at a single complex in Longview, Washington. Since we do not have pulp and paper production elsewhere, a material disruption at our mill could result in a material disruption of our paper making operations. Such disruptions could be caused by:

•	prolonged power failures;

•	a breakdown of our continuous pulp digesters or recovery furnaces;

•	chemical spill or release;

•	disruption of raw material supply;

•	disruptions in the transportation infrastructure including railroad tracks, bridges, pipelines, tunnels and roads; or

•	fires, floods, earthquakes, volcanic eruption or other disasters.

The business insurance and replacement value insurance we carry could prove to be inadequate to cover the total amount of any losses caused by any of the above events. In addition, we are not insured against any losses due to interruptions in our business due to damage to or destruction of our Longview pulp and paper making complex caused by earthquakes or to major transportation infrastructure disruptions or other events that do not occur on our premises. A disruption in our pulp and paper operations would also adversely affect our converting plants, which in fiscal year 2005 effectively obtained approximately 90% of their paperboard requirements from our Longview mill (either by direct shipment from our Longview mill or from shipments under barter or buy/sell agreements with third parties).

Changes in supply, caused by changes in the policies of governmental agencies, may affect timber prices and our revenues.

Some governmental agencies, principally the U.S. Department of Agriculture Forest Service and the U.S. Department of the Interior’s Bureau of Land Management, own large amounts of timberlands.

If these agencies choose to sell more timber than they have been selling in recent years, timber prices could fall.

Our operating and financial performance are dependent upon key personnel.

We believe that our success depends, to a significant extent, upon the efforts and abilities of our senior operating management team. A failure to retain the members of our senior operating management team could adversely affect our operating and financial performance. We do not have long-term employment agreements with any of the members of our senior operating management team.

A significant portion of the timberlands that we own and manage is concentrated in a limited geographic area.

We own and manage approximately 587,000 acres of timberlands in nine tree farms in Oregon and Washington. Accordingly, if the level of production from these tree farms substantially declines or we suffer a substantial loss in timber, because of adverse growing or harvesting conditions in the Northwest or natural disasters or otherwise, it could have a material adverse effect on our overall production levels and our revenues and could affect our ability to pay dividends.

We have material weaknesses in our internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations promulgated by the SEC (collectively, “Section 404”) require us to assess and report on our internal control over financial reporting as of the end of each fiscal year, beginning with our fiscal year ended October 31, 2005. In our initial report under Section 404, our management concluded that our internal control over financial reporting was not effective as of October 31, 2005 because of several material weaknesses that existed as of that date. Certain of these material weaknesses continued to exist as of March 31, 2006, our last reporting date. A material weakness is a control deficiency, or a combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions. Material weaknesses could adversely affect our financial reporting process and our financial statements. Failure to achieve and maintain, or unanticipated costs incurred to achieve and maintain, an effective internal control environment could have a material adverse effect on our business, operating results and/or stock price.

We are subject to different risks than REITs in other industries.

We are subject to certain risks that are not applicable to REITs focused on other types of property, because of our ownership of timberlands and our manufacturing operations. For example, while many other REITs derive substantial portions of their cash flow from leases or other contracts providing for relatively stable payments, our cash flow and ability to make distributions to shareholders and service debt will be principally dependent upon our ability to maintain or increase our harvest levels and the market price for our timber and, to a much lesser extent, market prices for our manufactured products that have historically been volatile. We are also subject to other risks discussed above which are not typically relevant to REITs but which are applicable to us, including risks associated with uninsured losses from natural disasters such as fire, volcanic eruptions, insect infestation, disease, ice storms, wind storms, flooding, other weather conditions and other causes that could damage or destroy or negatively impact our ability to harvest our timber resources, and the risk that regulatory changes, such as those designed to protect threatened and endangered species, could also restrict timber harvesting in the future.

If we fail to qualify as a REIT or fail to remain qualified as a REIT, we will have reduced cash available for distribution to our shareholders and to service debt and our income will be subject to taxation at regular corporate rates.

Our board of directors has authorized us to take the steps necessary to elect to be taxed as a REIT effective for our taxable year commencing January 1, 2006. However, we may not be able to qualify, or maintain qualification, as a REIT.

Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. Our ability to satisfy the asset tests will depend upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination. Our compliance with the annual REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. The Internal Revenue Service, referred to in this prospectus as the IRS, could contend that our ownership interests in Longview TRS, securities of other issuers or other assets would give rise to a violation of the REIT requirements.

If in any taxable year we fail to qualify as a REIT:

•	we would not be allowed a deduction for distributions to shareholders in computing our taxable income; and

•	we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates.

Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of our common stock. In addition, we would be disqualified from treatment as a REIT for the four taxable years following the year during which the qualification was lost, unless we are entitled to relief under certain statutory provisions. As a result, net income and the funds available for distribution to our shareholders could be reduced for up to five years or longer, which would have an adverse impact on the value of our common stock.

Our cash dividends are not guaranteed and may fluctuate; we could reduce or eliminate dividends on our common stock.

Because of the expected nature of our income, we may not be required to distribute material amounts of cash to qualify as a REIT. REITs generally are required to distribute 90% of their ordinary taxable income, but not their net capital gains income. As a REIT, we expect that, for the foreseeable future, our income will consist primarily of net capital gains resulting from payments we receive under timber-cutting contracts. We could elect to retain rather than distribute all or a portion of our net capital gains and still maintain our status as a REIT. To the extent that we elect to retain our net capital gains:

•	we would be required to pay the tax on such gains at regular corporate rates;

•	our shareholders, although required to include their proportionate share of the undistributed capital gain in income, would receive a refundable credit for their share of the federal income tax paid by us; and

•	the basis of a shareholder’s stock would be increased by the amount of the undistributed capital gains (minus the amount of the federal income tax on capital gains paid by us which was included in income by the shareholder).

The timing and amounts of our dividends have varied. Under our current dividend policy, we will pay a quarterly cash dividend on our common stock amounting to approximately $0.30 per share, or

$1.20 per share on an annualized basis. The per-share dividend amount under our dividend policy will be adjusted proportionately downward after the special distribution to which this prospectus relates to reflect the additional shares issued to our shareholders in the special distribution. We will pay a dividend of $0.30 per share on July 3, 2006 to our shareholders of record at the close of business on June 15, 2006.

Our board of directors, in its sole discretion, will determine the amount and frequency of dividends to be provided to our shareholders based on consideration of a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that impose limitations on cash payments, future acquisitions and divestitures, harvest levels, changes in the price and demand for our products and general market demand for timberlands. Consequently, our dividend levels may fluctuate, and the level of dividends we pay could be less than expected. If we lower our dividend or elect or are required to retain rather than distribute our income, our stock price could be adversely affected.

As a REIT, we will be limited in our ability to fund dividend payments and service debt using cash generated through Longview TRS.

Our ability to receive dividends from Longview TRS (from which we would make distributions to our shareholders) is limited by the rules we must comply with to maintain our status as a REIT. In particular, at least 75% of our gross income for each taxable year as a REIT must be derived from sales of our standing timber and other types of real estate income. No more than 25% of our gross income may consist of dividends from Longview TRS and other non real estate-related income. As a result, even if the activities conducted through Longview TRS were to become highly profitable, we might be limited in our ability to receive distributions from Longview TRS in an amount required to fund dividends to our shareholders or service our debt.

The historical market price of our common shares may not be indicative of the market price of our common shares following the special distribution and REIT conversion.

Our historical share price may not be indicative of how the market will value our common shares after our election to be taxed as a REIT and the special distribution because of the effect of the actual distribution of shares of our common stock and cash in connection with the special distribution, our REIT dividend policy and other factors. Our historical share price did not necessarily reflect these factors, and our share price after the REIT conversion and the special distribution could be lower than the historical trading price of our shares. Our current stock price also is affected by general market conditions, the yield from distributions on our common stock relative to yields of other instruments and the economic and market perception of REIT stocks.

There are uncertainties relating to the estimate of the amount of the pre-REIT E&P we must distribute to satisfy REIT qualification requirements.

In order to qualify as a REIT, we will be required to distribute all of our pre-REIT E&P prior to the end of our first taxable year as a REIT, which we expect will be the taxable period ending December 31, 2006. Failure to complete the distribution of our pre-REIT E&P by December 31, 2006 would result in our failure to qualify as a REIT for the tax year ending December 31, 2006. Any distribution we make, including the dividend to be paid on July 3, 2006, will be deemed for tax purposes to be a distribution of our pre-REIT E&P until we have distributed all of our pre-REIT E&P. We expect that some portion of the special distribution will be treated as REIT dividends for tax purposes, because the total amount distributed prior to the special distribution, including the July 3, 2006 dividend payment, together with the amount of the special distribution, will, according to our current estimates, exceed our pre-REIT E&P. However, the determination of the amount of the pre-REIT E&P to be distributed is a complex factual and legal determination. We may have had less than complete information at the time we undertook our analysis or may interpret the applicable law differently than the IRS. There are substantial uncertainties relating to the determination of our pre-REIT E&P, including the possibility that the IRS could, in any audits for tax years through 2005, successfully assert that our taxable income should be increased, which would increase our pre-REIT E&P. Thus, we might fail to satisfy the requirement that we distribute all of our pre-REIT E&P by the close of our first taxable year as a REIT. Moreover, we cannot now determine whether we will be able to take advantage of certain procedures available to cure a failure to distribute all of our pre-REIT E&P or the economic impact on us of doing so.

We intend that the special distribution will be a taxable dividend, notwithstanding any elections by shareholders to receive all or part of their portion of the special distribution in the form of stock rather than cash.

We intend that the entire amount of the special distribution received by each shareholder will be treated for tax purposes as a taxable distribution, regardless of whether the shareholder receives the special distribution in the form of cash or shares of our common stock or a combination of cash and shares of our common stock. Therefore, a shareholder that receives its portion of the special distribution entirely in the form of shares of our common stock would generally be treated for federal income tax purposes as having received a taxable dividend from us, as would a shareholder that receives its portion of the special distribution entirely in cash or partly in cash and partly in the form of shares of our common stock.

A portion of the special distribution could be treated for tax purposes as a nontaxable stock dividend, which would preclude an effective distribution of our pre-REIT E&P.

We believe that the special distribution will be taxable in its entirety. However, the IRS could argue that the imposition of the limit on the cash component of the special distribution causes a portion of the common stock component of the special distribution to be treated as a non-taxable stock dividend. Treatment of a portion of the common stock component of the special distribution as a non-taxable stock dividend would reduce the amount of our E&P distributed through the special distribution, and might require us to incur additional expenses and make an additional distribution when we lack the financial ability to do so, or at a time when the tax rate would be less advantageous to our shareholders. An IRS assertion that the distribution of common stock was not a taxable distribution, if successful, would also result in a holder not having been required to recognize income. We have not requested a ruling from the IRS with respect to the special distribution, and the statements and conclusions described above are not binding on the IRS.

The extent of our use of Longview TRS may affect the price of our common shares relative to the share price of other REITs.

We conduct a portion of our business activities through Longview TRS. Longview TRS is a corporation subject to corporate-level tax. Our use of Longview TRS enables us to engage in non-REIT qualifying business activities such as the production and sale of specialty paper and containers, sales of timberlands (as a dealer) and sales of logs. However, under the Internal Revenue Code of 1986, as amended, referred to in this prospectus as the Code, no more than 20% of the value of the assets of a REIT may be represented by securities of subsidiaries that are TRSs. This limitation may affect our ability to make investments in non-REIT qualifying operations. Furthermore, our use of Longview TRS may cause the market to value our common shares differently than the shares of other REITs, which may not use TRSs as extensively as we will use them.

Our management has never operated a REIT, and our future performance could be impaired as a result.

None of our officers and directors has prior experience managing or operating a REIT. Compliance with the highly complex REIT rules may divert our management team’s attention from other business concerns. Our management team may be unable to replicate or exceed our historical performance while operating under the constraints imposed by the REIT qualification rules.

Lack of shareholder ownership and transfer restrictions in our articles of incorporation may affect our ability to qualify as a REIT.

In order to qualify as a REIT, an entity cannot have five or fewer individuals who own, directly or indirectly after applying attribution of ownership rules, 50% or more of its outstanding voting shares. Although it is not required by law or the REIT provisions of the Code, many existing REITs have adopted ownership and transfer restrictions in their articles of incorporation or organizational documents which prevent five or fewer individuals from owning, directly or indirectly, 50% or more of the outstanding voting shares of these entities. We do not have, nor do we currently plan on adopting, share ownership and transfer restrictions. As a result, the possibility exists that five or fewer individuals could acquire 50% or more of our outstanding voting shares, which could result in our failure to qualify as a REIT.

Certain of our business activities are potentially subject to prohibited transactions tax or corporate-level tax.

REITs are generally intended to be passive entities and can thus only engage in those activities permitted by the Code, which for Longview Fibre Company generally include: owning and managing a timberland portfolio; growing timber; and selling standing timber. Accordingly, the manufacture and sale by us of wood products, containers, kraft paper, paperboard, certain types of timberlands sales, if any, and the harvest and sales of logs conducted through Longview TRS, because such activities generate non-qualifying REIT income, could constitute “prohibited transactions” if such activities were engaged in directly by the REIT. In general, prohibited transactions are defined by the Code to be sales or other dispositions of property held primarily for sale to customers in the ordinary course of a trade or business.

By conducting our business in this manner, we believe we will satisfy the REIT requirements of the Code and avoid the 100% tax that could be imposed if a REIT were to conduct a prohibited transaction. We may not always be successful, however, in limiting such activities to Longview TRS. Therefore, we could be subject to the 100% prohibited transactions tax if such instances were to occur. The net income of Longview TRS will be subject to corporate-level income tax.

We will have potential deferred and contingent tax liabilities.

If, during the ten-year period beginning on the first day of the first taxable year for which we qualified as a REIT (expected to be January 1, 2006), we recognize gain on the disposition of any property (other than the sale of standing timber pursuant to a timber-cutting contract) that we held as of such date, then, to the extent of the excess of (i) the fair market value of such property as of such date over (ii) our adjusted income tax basis in such property as of such date, we will be required to pay a corporate-level federal income tax on such gain at the highest regular corporate rate.

In addition, the IRS may assert liabilities against us for corporate income taxes for taxable years prior to the time we qualify as a REIT, in which case we will owe these taxes plus interest and penalties, if any. Moreover, any such increase in taxable income will result in an increase in pre-REIT E&P, which could require us to pay an additional taxable distribution to our then-existing shareholders within 90 days of the relevant determination.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, which may have retroactive application, could adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, regulations, administrative interpretations or court decisions could significantly affect our ability to qualify as a REIT or the federal income tax consequences of such qualification or could reduce the tax benefits to us of REIT status relative to C corporation status.

An investment in our common shares involves other tax issues.

We could face other tax liabilities as a REIT that reduce our cash flow. Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including state or local income, property and transfer taxes, such as mortgage recording taxes. Any of these taxes would decrease cash available for distribution to our shareholders and to service debt. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we hold some of our assets through Longview TRS. Longview TRS is a corporation subject to corporate-level income tax at regular rates.

State tax laws may not conform to federal tax law. Though we expect to qualify as a REIT in 2006 for federal income tax purposes, our qualification as a REIT under the laws of each individual state will depend, among other things, on that state’s conformity with federal tax law. In the case of a shareholder living in a state whose tax laws do not conform to the federal tax treatment of REITs, even if we do not do business in that state, cash distributions to that shareholder may be characterized as ordinary income rather than capital gains for purposes of computing that shareholder’s state taxes. Investors should consult with their tax advisors concerning the state tax consequences of an investment in our common shares.

Capital gains distributions to non-U.S. shareholders are generally subject to withholding. We anticipate that distributions that are taxable to our shareholders, other than the distribution of pre-REIT E&P, will primarily be treated as capital gains. Under the provisions of the Foreign Investment in Real Property Tax Act, which applies to non-U.S. shareholders, capital gain distributions are generally subject to withholding at a rate of 35% to non-U.S. shareholders who own more than 5% of our common stock and 30% to other non-U.S. shareholders unless, in each case, reduced as provided by an applicable income tax treaty. These distributions may also be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

Since the total cash payable to shareholders in the special distribution will be limited, a shareholder’s receipt of cash may be dependent on the election of others.

We will limit the aggregate amount of cash payable to shareholders in the special distribution, other than cash payable in lieu of fractional shares, to $77 million, or approximately 20% of the total amount of the special distribution. The total amount of cash distributed will depend upon the portion of the special distribution paid in cash in respect of Cash-Only Shares; the elections of our shareholders to receive all or part of their respective portions of the special distribution in respect of shares other than Cash-Only Shares in cash or shares of our common stock; and the portion of the special distribution paid in cash, shares of our common stock or any combination of the two that we choose, at our sole discretion, in respect of shares, other than Cash-Only Shares, as to which no valid and timely election has been made. If the aggregate amount of cash payments in the special distribution in respect of Cash-Only Shares, shares other than Cash-Only Shares as to which a valid and timely election to receive cash has been made and shares other than Cash-Only Shares as to which no valid and timely election has been made would exceed $77 million, then cash payments to shareholders that elected to receive cash in respect of shares other than Cash-Only Shares will be prorated, as described on page 29. Therefore, a particular shareholder may not receive the special distribution in the proportions of cash and stock that such shareholder elects.

We could lack access to funds to meet our distribution, debt repayment and tax obligations.

In addition to the special distribution requirement, to the extent we do not meet REIT income distribution requirements, we will be subject to a 4% nondeductible excise tax on the undistributed amount. We also could be required to pay taxes and liabilities attributable to periods and events prior to the REIT conversion and additional taxes in the event we were to fail to qualify as a REIT. In addition, unless we elect to retain earnings, we will generally be required to refinance debt that matures with additional debt or equity. The amount of funds, if any, available to us could be insufficient to meet our distribution, debt repayment and tax obligations.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our stock. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments, including investments in the businesses to be conducted by Longview TRS.

The special distribution is expected to be taxable to our shareholders and could lead to increased selling pressure on our common stock.

We will distribute approximately $385 million to our shareholders in the special distribution. We expect that a minimum of approximately 80% of the value of the special distribution will be paid in shares of our common stock. The special distribution is expected to be taxable to our shareholders. Our shareholders may elect to sell some or all of their shares in anticipation of or following the special distribution to satisfy their tax liabilities resulting from the special distribution. Sales of substantial amounts of shares of our common stock in the marketplace could adversely affect the trading price of our common stock.

The tax treatment for our dividends may fluctuate and may vary among different types of investors, which may change their value to some investors.

As a REIT, we expect that, for the foreseeable future, our income will consist primarily of net capital gains. A shareholder may offset such gains with the shareholder’s capital losses from other sources, if any. A portion of our dividends may be treated as qualified dividends (eligible for the 15% maximum rate for individuals) or ordinary income. Moreover, our dividends as a REIT will not be eligible for the dividends received deduction that is otherwise available to U.S. shareholders that are domestic corporations (other than S corporations), and corporate shareholders that receive our dividends may be subject to certain other special rules. These treatments may have different tax consequences to different investors, which may affect the after-tax value of our dividends.

We have substantial debt that could reduce the effectiveness of our operations.

We have a large amount of debt outstanding. As of March 31, 2006, we had $429 million of borrowed debt. This substantial level of debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations, including debt service requirements;

•	placing us at competitive disadvantage compared to our competitors that have less debt;

•	limiting our ability to borrow additional amounts for working capital, capital expenditures and debt service requirements;

•	limiting our ability to use cash flow from operations for capital expenditures, working capital, dividends to shareholders and other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions; and

•	limiting our ability to capitalize on business opportunities, including our ability to make strategic acquisitions, and to react to competitive pressures and adverse changes in our business, our industry or government regulation.

Borrowings under our credit agreement bear interest at variable rates. If these rates increase significantly, our ability to borrow additional funds could be reduced, and the risks related to our substantial indebtedness would intensify.

Our indebtedness imposes restrictions on us that may adversely affect our business operations and our ability to service our debt.

Our credit facility includes covenants that, among other things, restrict our ability to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends or make other distributions on capital stock;

•	repurchase capital stock;

•	make loans and investments;

•	create liens on our assets;

•	allow restrictions on the ability of certain subsidiaries to make dividends and other payments;

•	dispose of assets;

•	merge or consolidate with other entities;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	issue and sell equity interests in subsidiaries; and

•	enter new lines of business.

Our credit agreement subjects us to maintenance requirements with respect to financial ratios, including that our net worth be maintained above a specified minimum and that our total debt to capitalization ratio not exceed a specified maximum. These covenants in our debt instruments could restrict our ability to expand or to fully pursue our business strategies and opportunities. Our ability to comply with these and other provisions of our debt obligations may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments or other events beyond our control. The breach of any applicable debt covenants could result in a default under our indebtedness, which could cause those and other obligations to become immediately due and payable. If any of our debt is accelerated, we may be unable to repay it.

Provisions in our organizational documents, applicable laws and debt instruments and other contractual arrangements could delay or prevent a takeover of us by a third party.

Our articles of incorporation and bylaws, applicable Washington laws, and our shareholder rights plan, debt instruments and other contractual arrangements could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. For example, various of the foregoing:

•	permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board;

•	impose advance notice requirements for shareholder proposals and nominations of directors to be considered at shareholder meetings;

•	divide our board of directors into three classes of directors serving staggered terms;

•	limit the ability of shareholders to remove directors;

•	allow the board of directors to fill any vacancies on our board;

•	limit shareholders’ ability to call special meetings of shareholders and to take action by written consent without a meeting;

•	prohibit us from consummating a “significant business transaction” with any person who acquires 10% of our voting stock for a period of five years from the date such acquiring person makes such an acquisition unless the transaction or acquisition of shares is approved by a majority of our board of directors prior to the time of the acquisition;

•	with certain exceptions, require an affirmative vote of two-thirds of our shareholders to approve a merger, share exchange or a sale of all or substantially all of our assets not in the ordinary course of business and provide for dissenters’ rights under several of the same circumstances;

•	provide that any amendment to our articles of incorporation reducing to less than two-thirds the percentage of votes necessary to approve a merger, share exchange, sale of assets not in the ordinary course of business or dissolution is not effective unless such amendment is approved by two-thirds of all the votes entitled to vote, and this provision is protected by the same supermajority voting provision;

•	require that, in many potential takeover situations, rights issued under our shareholder rights plan become exercisable to purchase our common stock and potentially other securities at a price substantially discounted from the then applicable market price; and

•	may require upon specified types of change in control that we repurchase our outstanding debt securities.

These provisions and similar provisions that could apply to us in the future may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or otherwise adversely affect the market price of, and the voting and other rights of the holders of, our common stock. Such provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors other than the candidates nominated by our board of directors.

Additional Risks Relating to Our Common Stock

The market price of our common stock has fluctuated in the past and could fluctuate significantly in the future.

The market price of our common stock has been volatile in the past. During the period since the beginning of fiscal year 2005, our common stock has traded on the New York Stock Exchange, or NYSE, at prices ranging from $14.92 per share to $26.93 per share. On March 6, 2006, before the opening of that day’s trading on the New York Stock Exchange, Obsidian and Campbell announced that they had made a proposal relating to the acquisition of all of our outstanding shares in a merger for $26 per share in cash. From March 6, 2006 through June 21, 2006, the last trading day before the “ex-dividend” date for the special distribution, our common stock has traded on the New York Stock Exchange at a price of between $22.28 and $26.93 per share, often at volumes significantly in excess of those at which our common stock has traded historically, having last traded at a price of $19.25 per share on the trading day immediately prior to March 6, 2006, the date of the announcement by Obsidian and Campbell. (The share prices referenced in this paragraph do not reflect a downward adjustment for the payment of cash and the issuance of additional shares in the special distribution that was reflected in the trading price of our common stock beginning on June 22, 2006, when our common stock began trading “ex-dividend” for the special distribution). The price of our common stock could continue to be subject to wide fluctuations, including fluctuations in response to variations in our operating results, changes in interest rates, changes in underlying domestic and international economic conditions affecting our industry, customers or markets served by our products, changes in earnings estimates by analysts, material announcements by us or our competitors, the liquidity of the market for our common stock, changes in our dividend policy or the amount of dividends we pay, further developments relating to the Obsidian/Campbell proposal or other acquisition proposals, changes in general economic or market conditions and broad market fluctuations or other events or factors, many of which are beyond our control. The stock market has experienced extreme price and volume fluctuations which have affected market prices of small capitalization companies such as us and which often have been unrelated to the operating performance of such companies. In addition, our operating results could fall below the expectations of securities analysts and investors. In such an event, the price of our common stock could decline, perhaps substantially.

As a result of the special distribution and the REIT conversion, new factors could affect the price and trading of our common stock, including, but not limited to, the following:

•	more shares of our common stock will be outstanding as a result of the special distribution, potentially increasing liquidity and trading volume;

•	the stock portion of the special distribution will have an effect on our common stock similar to that of a stock split, which has been reflected at least in part in the reduced trading price of our common stock beginning on June 22, 2006, the date on which our common stock began trading “ex-dividend” for the special distribution;

•	our common stock’s dividend yield may have greater influence on the trading price of our common stock than in prior periods; and

•	the characteristics and methodologies of investors and analysts who follow us and our common stock could differ from those of the investors and analysts that have historically followed us and our common stock.

Our ability to undertake future sales or distributions of common stock may cause the market price of our common stock to decline.

The sale or other distribution, including as a result of the special distribution, of a substantial number of shares of our common stock into the public market, or the availability of shares of our common stock for future sale, could adversely affect the market price of our common stock or could impair our ability to obtain additional capital in the future. We may issue shares of our common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may also be significant, and we may grant registration rights covering those shares in connection with any such acquisitions and investments. In addition, we may implement a dividend reinvestment or direct purchase plan that could result in the issuance of additional shares of our common stock. Any such offerings have the potential to dilute your ownership interest in us and our earnings. Under SEC rules governing the securities offering process that became effective on December 1, 2005, we are able to register and sell shares of our common stock on an expedited basis.

Our outstanding or future debt or preferred securities and outstanding and future debt under our credit facility may negatively impact holders of common stock.

We have debt consisting principally of borrowings under our credit facility and debt under industrial revenue bonds. We may choose to issue substantial additional debt and/or preferred securities in the future. These securities and our credit facility will have a senior claim on our assets relative to the claims of common stock. In the event of our bankruptcy, liquidation or dissolution, our assets must be used to pay off our debt and preferred obligations in full before making any distributions to common shareholders. In that event, it is possible that a common shareholder would not recover his or her original investment.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in some cases can be identified by the use of words such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan,” “believe,” “propose” or other similar words or expressions. The forward-looking statements in this prospectus include statements concerning the number of shares to be issued in the special distribution, our future quarterly dividends, the REIT conversion and our operations as a REIT, the effect of changes to our operating plan announced in April 2006 and the scheduling of a special meeting of our shareholders. Forward-looking statements are based on certain assumptions or estimates, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects or which could cause events, circumstances or actual results to differ materially from the forward-looking statements include, but are not limited to:

•	our ability to achieve our strategies and the results of these strategies;

•	actual log harvest levels and customer and product focus;

•	our dependence on timber resources;

•	changes or growth in the general domestic and foreign economy, the forest products industry or the specific markets into which we sell products;

•	our ability to achieve anticipated improvements in operating results and earnings and expected cost reductions;

•	risks and costs associated with the restructuring of our manufacturing operations, including the potential divestiture of our sawmill and select converting plants;

•	our ability to realize anticipated benefits from the sale of higher and better use lands;

•	our having sufficient resources to fund operations and meet debt payment obligations and capital expenditure requirements;

•	our working capital needs, including inventory levels and raw material requirements;

•	unanticipated changes in pricing and market conditions for our products, energy and certain raw materials, including changes in log, paper, paperboard and converted products pricing and demand;

•	our ability to achieve anticipated reductions in the amount of natural gas purchased from third parties;

•	our ability to improve reliability and uptime of equipment, creating a more steady operation and better management of raw material purchases;

•	our ability to achieve anticipated savings and improvements from various business improvement projects and programs within the expected time frames or at all;

•	unexpected capital expenditures and the timing of completion and results of capital expenditure projects;

•	our ability to reduce debt and prioritize the use of excess cash to reduce debt;

•	expected sales of power;

•	possible effects of changes in currency exchange rates between the U.S. dollar and currencies of important export markets (particularly Japan);

•	cost of compliance with environmental regulations and effects of environmental contingencies, litigation and regulations on our financial condition and results of operations and our competitive position;

•	developments in the world, national, or regional economy or involving our customers or competitors affecting supply of or demand for our products, energy or raw materials, including the level of interest rates and new housing starts;

•	implementation or revision of government policies affecting the environment, import and export control and taxes;

•	changes in harvest conditions or regulations affecting our timber operations;

•	adverse weather conditions;

•	availability of excess cash to pay dividends and existence of contractual limitations on our ability to pay dividends;

•	the need to obtain board approval of dividends and other distributions to our shareholders, which approval could be granted or withheld based on, among other things, our results of operations, cash flow and prospects at the time;

•	unforeseen maintenance on capital assets;

•	unforeseen developments in our business;

•	any additional material weaknesses in our internal control over financial reporting that may arise or be identified;

•	our ability to remediate material weaknesses in our internal control over financial reporting;

•	adverse changes in the capital markets or interest rates affecting the cost or availability of financing;

•	disasters and other unforeseen events;

•	potential changes in tax laws affecting REITs that could reduce the tax benefits associated with being a REIT;

•	the occurrence of events that require a change in the timing of the REIT election;

•	our actual pre-REIT E&P could vary from estimates;

•	our ability to satisfy complex technical rules in order to qualify for or maintain REIT status and to operate effectively within the limitations imposed by those rules; and

•	the sensitivity of our stock price to the level of dividends on our common stock.

When considering forward-looking statements, you should also keep in mind the “Risk Factors” and other cautionary statements and factors noted throughout this prospectus and other reports filed with the SEC which could cause our actual results to differ significantly from those contained in any forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management’s views as of the date of this prospectus or, in the case of statements in such other reports, as of the date thereof. We cannot guarantee future results, levels of activity, performance or achievements. Except to the extent required by law, we do not undertake any obligation to update any of the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

The shares of our common stock issued in this offering will be distributed by us to our shareholders in the special distribution. See “The Special Distribution” and “Election Process; Payment of the Special Distribution” for a description of the special distribution.

THE SPECIAL DISTRIBUTION

In order to be eligible to elect REIT status effective January 1, 2006, we must distribute to our shareholders, on or before December 31, 2006, our previously-undistributed earnings and profits, or E&P, attributable to taxable periods ending prior to January 1, 2006. To complete the required distribution of our pre-REIT E&P and also to distribute amounts representing anticipated current-year REIT capital gains that would, if retained by us, be subject to federal corporate income tax, we are making a special distribution on our common stock of $7.54 per share, or approximately $385 million in the aggregate, payable on August 7, 2006 to shareholders of record at the close of business on June 26, 2006. The aggregate amount of the special distribution that represents pre-REIT E&P will be the amount of our pre-REIT E&P as of December 31, 2005, less the amount of cash dividends and other cash distributions on our common stock paid by us after December 31, 2005 and prior to the payment of the special distribution.

Subject to the limitation, described below, on the aggregate amount of cash to be included in the special distribution, each shareholder at the close of business on June 26, 2006, the record date for the special distribution, has the option to receive the special distribution in cash, shares of our common stock or a combination of cash and shares of our common stock by electing, for each share of our common stock that such shareholder owned at the close of business on June 26, 2006, to receive either (1) $7.54 in cash or (2) shares of our common stock having a market value of $7.54, except that the special distribution will be made only in cash on any shares, referred to in this prospectus as Cash-Only Shares, that were at the close of business on June 26, 2006 (a) registered in the name of a record holder that owned fewer than 100 shares of record or (b) owned in any lot of fewer than 100 shares through a bank, broker or other nominee holding those shares in “street name” on behalf of the shares’ beneficial owner. In the case of any shares that are subject to this election process and as to which a valid and timely election is not made, we reserve the right to pay the special distribution on those shares in the form of cash, shares of our common stock or any combination of the two that we choose, in our sole discretion.

The cash election option for the special distribution is being provided in order to assure that the special distribution is treated as a taxable distribution pursuant to federal income tax law and regulations and to offer shareholders cash to offset, at least in part, any resulting federal income tax liability.

We will limit the aggregate amount of cash payable to shareholders in the special distribution, other than cash payable in lieu of fractional shares, to $77 million, or approximately 20% of the total amount of the special distribution. If the aggregate amount of cash payments in the special distribution in respect of Cash-Only Shares, shares as to which a valid and timely election to receive cash has been made and shares other than Cash-Only Shares as to which no valid and timely election has been made would exceed $77 million, then cash payments to shareholders that elected to receive cash will be prorated, as described in more detail under “Election Process; Payment of the Special Distribution” beginning on page 26, and the excess will be paid in the form of shares of our common stock.

The market value per share of our common stock for purposes of the special distribution will be the average closing price per share of our common stock on the New York Stock Exchange on July 27, 28 and 31, 2006, as reported by The Wall Street Journal. Because the market value of shares to be distributed in the special distribution will be determined before the payment date of August 7, 2006, the value of the shares delivered in the special distribution may, at the time of payment of the special distribution, be higher than, lower than or equal to $7.54 per share.

The total number of shares of our common stock to be issued in the special distribution will be determined by dividing (1) the aggregate value of the special distribution, approximately $385 million, less the total amount of cash to be paid as part of the special distribution, by (2) the average closing price per share of our common stock on the New York Stock Exchange on July 27, 28 and 31, 2006, as reported by The Wall Street Journal. Based on the closing price of $17.15 per share of our common stock on the New York Stock Exchange on June 23, 2006, and assuming that $77 million of the special distribution would be paid in cash, we estimate that approximately 17,966,024 shares of our common stock would be issued in the special distribution.

The special distribution will result in an adjustment to the exercise price of the common stock purchase rights under our rights plan, as discussed under the heading “Rights Plan” on page 43.

The offering of shares of our common stock in the special distribution may be restricted by law in certain non-U.S. jurisdictions. This prospectus is not an offer to sell nor does it seek an offer to buy any shares of our common stock in any jurisdiction where the offer or sale is not permitted. Elections made by any person in such a jurisdiction may be deemed invalid.

ELECTION PROCESS; PAYMENT OF THE SPECIAL DISTRIBUTION

Eligibility to Make an Election

Cash-Only Shares

If you were the registered owner of shares of our common stock numbering fewer than 100 at the close of business on June 26, 2006, the record date for the special distribution, you will receive the special distribution on those shares only in cash and are not eligible to make an election as to those shares.

To the extent that shares of our common stock that you owned at the close of business on June 26, 2006 were held on your behalf as of such date by a bank, broker or other nominee in “street name” in any lot of fewer than 100 shares, the special distribution on the shares in that lot will be paid only in cash, and such bank, broker or other nominee will not be permitted to make an election on your behalf with respect to those shares.

Shares Other than Cash-Only Shares

If you were the registered owner of 100 or more shares of our common stock at the close of business on June 26, 2006, the record date for the special distribution, you may use the election form accompanying this prospectus to inform us whether you want to receive your special distribution in cash, common shares or a combination of cash and common shares by electing, for each such share, to receive either (1) $7.54 in cash or (2) shares of our common stock having a market value of $7.54, determined as described under “The Special Distribution.”

To the extent that shares of our common stock that you owned at the close of business on June 26, 2006 were held on your behalf as of such date by a bank, broker or other nominee in “street name” in any lot of at least 100 shares, and you should promptly inform such bank, broker or other nominee of the election it should make for those shares on your behalf.

For any given share of our common stock, an election with respect to the special distribution may be made only by the holder of record of that share at the close of business on the record date for the special distribution. If any shares you owned at the close of business on the record date for the special distribution other than Cash-Only Shares were held as of such date in the name of a bank, broker or other nominee, please promptly inform such bank, broker or other nominee of the election they should make for those shares on your behalf.

The offering of shares of our common stock in the special distribution may be restricted by law in certain non-U.S. jurisdictions. This prospectus is not an offer to sell nor does it seek an offer to buy any shares of our common stock in any jurisdiction where the offer or sale is not permitted. Elections made by any person in such a jurisdiction may be deemed invalid.

Application of Election Eligibility Rules

As a result of the election eligibility rules described above, shares owned by a particular shareholder in separate brokerage accounts would not be aggregated for purposes of determining whether an election could be made as to those shares. For example, in the case of a shareholder owning 100 shares held in “street name” in two separate brokerage accounts containing 50 shares each, all of such shares would be Cash-Only Shares. In contrast, in the case of a shareholder owning 150 shares held in “street name” in two separate brokerage accounts containing 50 shares and 100 shares, respectively, the 50 shares in the first such account would be Cash-Only Shares, but the broker could make an election on behalf of the shareholder as to the 100 shares in the second account.

Similarly, shares owned by a shareholder as the registered owner would not be aggregated with shares held in “street name” on behalf of that shareholder for purposes of determining whether an election could be made as to those shares. For example, in the case of a shareholder owning 50 shares of record and 50 shares in a brokerage account held in “street name” on such shareholder’s behalf, all 100 of those shares would be Cash-Only Shares. In contrast, in the case of a shareholder owning 100 shares of record and 50 shares in a brokerage account held in “street name” on such shareholder’s behalf, the shareholder could make an election as to the 100 shares owned of record, but the 50 shares in the brokerage account would be Cash-Only Shares.

Election

Cash-Only Shares

If you were the registered owner of shares of our common stock numbering fewer than 100 at the close of business on June 26, 2006, the record date for the special distribution, you will receive the special distribution on those shares only in cash, are not eligible to make an election as to those shares and should not complete or submit the enclosed election form with respect to those shares.

To the extent that shares of our common stock that you owned at the close of business on June 26, 2006 were held on your behalf as of such date by a bank, broker or other nominee in “street name” in any lot of fewer than 100 shares, the special distribution on the shares in that lot will be paid only in cash, and such bank, broker or other nominee will not be permitted to make an election on your behalf with respect to those shares.

Shares Other than Cash-Only Shares

If you were the registered owner of 100 or more shares of our common stock at the close of business on June 26, 2006, the record date for the special distribution, you may elect, for each such share, to receive either (1) $7.54 in cash or (2) shares of our common stock having a market value of $7.54, determined as described under “The Special Distribution.” To make your election as to such shares, please complete and sign the enclosed election form and deliver it to Wells Fargo Shareowner Services, the paying agent, as soon as possible in the enclosed envelope. See “—Paying Agent; Additional Information,” below. For your election to be timely, the paying agent must receive your election no later than 5:00 P.M., Eastern time, on July 26, 2006. If you fail to make a valid and timely election as to any of such shares, we will have the option to pay the special distribution on those shares in the form of cash, shares of our common stock or any combination of the two that we choose, in our sole discretion. To the extent that shares of our common stock that you owned at the close of business on June 26, 2006 were held on your behalf as of such date by a bank, broker or other nominee in “street name” in any lot of at least 100 shares, the bank, broker or other nominee will be permitted to make an election on your behalf with respect to the shares in that lot, and you should promptly inform such bank, broker or other nominee of the election it should make for those shares on your behalf. If a valid election as to those shares is not received by the paying agent by 5:00 P.M., Eastern time, on July 26, 2006, we have the option to pay the special distribution on those shares in cash, shares of our common stock or any combination of the two that we choose, in our sole discretion.

You do not have to make the same election for all of your shares. If you elect (or a bank, broker or other nominee elects on your behalf) to receive any common shares, you will receive a whole number of shares and cash in lieu of any fractional share. The shares for which you or other shareholders (including banks, brokers and other nominees acting on behalf of beneficial owners of shares held in “street name”) make a valid and timely election to receive the special distribution in the form of cash are referred to in this prospectus and on the election form as “Cash Election Shares,” and the shares for which you or other shareholders (including banks, brokers and other nominees acting on behalf of beneficial owners of shares held in “street name”) make a valid and timely election to receive the special distribution in the form of shares of our common stock are referred to as “Stock Election Shares.”

Your election is revocable until 5:00 P.M., Eastern time, on July 26, 2006. You may revoke your election by submitting to the paying agent no later than 5:00 P.M., Eastern time, on July 26, 2006 a new, properly completed election form bearing a later date than your previously submitted election form.

If your shares other than Cash-Only Shares are held in the name of a bank, broker or other nominee, please promptly inform such bank, broker or nominee of the election (or any revocation of an election) they should make on your behalf.

In order for your election with respect to the special distribution to be effective, your properly completed and duly executed election form must be received by the paying agent no later than 5:00 P.M., Eastern time, on July 26, 2006. The method of delivery of the election form is at the option and risk of the shareholder making the election, and the delivery will be deemed made only when actually received by the paying agent. We recommend that you use a traceable mail method, e.g., an overnight courier service. In all cases, sufficient time should be allowed to ensure timely delivery. The submission of an election form with respect to the special distribution will constitute the electing shareholder’s representation and warranty that such shareholder has full power and authority to make such election.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance by us of any special distribution election form will be resolved by us, in our sole discretion, and our determination as to the resolution of any such questions shall be final and binding on all parties. We reserve the absolute right to reject, at our sole discretion, any and all election forms determined by us not to be in proper form, not timely received, ineligible or otherwise invalid or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the election form submitted by any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No valid election will be deemed to have been made until all defects and irregularities have been cured or waived to our satisfaction. Neither we nor the paying agent nor any other person will be under any duty to give notification of any defects or irregularities in election forms or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the special distribution will be final and binding.

If you have any questions about completing or submitting the election form, or need additional materials, please call the information agent, Innisfree M&A Incorporated, toll-free at 877-750-9499 (banks and brokers may call collect at 212-750-5833).

Allocation of Cash; Payment of the Special Distribution

Aggregate Cash Limitation

We will limit the aggregate amount of cash payable to shareholders in the special distribution, other than cash payable in lieu of fractional shares, to $77 million.

Allocation of Cash to Cash-Only Shares

If you were the registered owner of shares of our common stock numbering fewer than 100 at the close of business on June 26, 2006, the record date for the special distribution, you will receive the special distribution on those shares entirely in the form of cash.

To the extent that shares of our common stock that you owned at the close of business on June 26, 2006 were held on your behalf as of such date by a bank, broker or other nominee in “street name” in any lot of fewer than 100 shares, the special distribution on the shares in that lot will be paid only in cash.

Allocation of Cash to Shares Other than Cash-Only Shares

If you were the registered owner of 100 or more shares of our common stock at the close of business on June 26, 2006, the record date for the special distribution, the amount of cash, if any, you receive in respect of any shares you designate on your election form as Cash Election Shares will depend on the elections made by other shareholders, cash payments in respect of Cash-Only Shares and the extent to which we choose to allocate cash for special distribution payments on shares of our common stock, other than Cash-Only Shares, as to which a valid and timely election has not been made. See “—Payment of the Special Distribution,” below. As a result of the allocation and proration mechanism described under “—Payment of the Special Distribution,” you may receive the special distribution in the form of shares of our common stock, rather than in the form of cash, with respect to some or all of your Cash Election Shares.

Payment of the Special Distribution

The special distribution will be paid and allocated as follows:

(1) shares of our common stock having a market value of $7.54, determined as described under “The Special Distribution” and rounded to the nearest one ten-thousandth of a share, will be distributed in respect of each Stock Election Share, provided that, if the aggregate number of shares of our common stock a shareholder would otherwise receive in the special distribution consists of a fractional share or a whole number of shares plus a fractional share, such shareholder will receive cash in lieu of that fractional share;

(2) each shareholder owning Cash-Only Shares at the close of business on June 26, 2006, the record date for the special distribution, will receive $7.54 per share in cash in respect of such shares;

(3) we will distribute cash, shares of common stock or any combination of the two that we choose, in our sole discretion, in respect of shares of our common stock other than Cash-Only Shares outstanding at the close of business on the record date for the special distribution for which a valid and timely election has not been made; and

(4) we will distribute $7.54 in cash in respect of each Cash Election Share, provided that, if the aggregate amount of cash payments to be made in respect of all Cash Election Shares, together with the amount of cash distributed as described in paragraphs (2) and (3) above, would exceed $77 million, the amount of cash distributed in respect of Cash Election Shares will be prorated among shareholders based on the portion of the total number of Cash Election Shares represented by each shareholder’s Cash Election Shares, and any remaining amount of the special distribution payable in respect of Cash Election Shares will be satisfied through the distribution of additional shares of our common stock, provided that, if the aggregate number of shares of our common stock a shareholder would otherwise receive in the special distribution consists of a fractional share or a whole number of shares plus a fractional share, such shareholder will receive cash in lieu of that fractional share.

All cash payments to which a shareholder is entitled in the special distribution will be rounded to the nearest penny.

All shares of our common stock issued in the special distribution will be issued only in book-entry form.

On or about August 7, 2006, the paying agent for the special distribution will issue and mail to each of our shareholders that is a recipient of shares of our common stock in the special distribution a statement listing the number of shares of our common stock credited to such shareholder’s book-entry account and/or a payment check for any cash to which such shareholder is entitled (including, if applicable, cash in lieu of fractional shares) in the special distribution.

Paying Agent; Additional Information

The paying agent for the special distribution is Wells Fargo Shareowner Services. Completed election forms should be delivered to Wells Fargo Shareowner Services no later than 5:00 P.M., Eastern time, on July 26, 2006, in the enclosed envelope in accordance with the following delivery instructions:

By Regular Mail: Wells Fargo Shareowner Services Corporate Actions Department P.O. Box 64854 St. Paul, MN 55164-0854	By Traceable Mail (e.g., Overnight Courier) or Hand Delivery: Wells Fargo Shareowner Services Corporate Actions Department 161 North Concord Exchange South St. Paul, MN 55075 Telephone: 800-380-1372

For additional information about completing the election form and other matters relating to the special distribution, please contact Innisfree M&A Incorporated, the information agent for the special distribution, toll-free at 877-750-9499 (banks and brokers may call collect at 212-750-5833).

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables present our unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 and the three months ended March 31, 2005 and 2006 and our unaudited pro forma consolidated balance sheet as of March 31, 2006. The unaudited pro forma statements of operations for the year ended December 31, 2005 and the three months ended March 31, 2005 present the effects of:

•	refinancing transactions we completed in December 2005, referred to in this prospectus as the 2005 refinancing;

•	refinancing transactions we completed in June 2006, referred to in this prospectus as the 2006 refinancing;

•	the special distribution; and

•	the REIT conversion

as if they had occurred on January 1, 2005. The unaudited pro forma statement of operations for the three months ended March 31, 2006 presents the effects of the 2006 refinancing, the special distribution and the REIT conversion as if these transactions occurred on January 1, 2005. The unaudited pro forma balance sheet as of March 31, 2006 presents the effects of the 2006 refinancing, the special distribution and the REIT conversion as if those transactions occurred on March 31, 2006.

The 2005 refinancing consisted of our entering into a new credit agreement providing for a $200.0 million revolving facility and a $200.0 million term loan facility and borrowing $200.0 million under the term loan facility; repaying outstanding indebtedness under our former revolving credit facility; and prepaying all $124.5 million principal amount of our senior notes then outstanding. The 2006 refinancing consists of the retirement of all of our 10% senior subordinated notes due 2009, of which $214.5 million principal amount, net of original issue discount of $0.5 million, had been outstanding, and borrowing under our credit agreement to fund the retirement of the senior subordinated notes, including payment of related tender, consent and redemption premiums and fees and expenses, and to fund a portion of the special distribution.

The unaudited pro forma consolidated financial data are based on the estimates and assumptions set forth in the notes to such statements, which have been made solely for the purposes of preparing pro forma information. Accordingly, changes in those estimates and assumptions will result in changes to the pro forma information. The unaudited pro forma consolidated financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the 2005 refinancing, the 2006 refinancing and the REIT conversion, including the special distribution, been consummated as of the dates indicated, nor are they necessarily indicative of our future financial position or operating results. This information should be read together with our historical financial statements and related notes incorporated by reference in this prospectus.

The unaudited pro forma consolidated statements of operations do not reflect the following estimated one-time items that we expect to recognize in our statement of operations for the three months ending June 30, 2006:

•	a cash charge of $11.3 million reflecting the tender and consent premium for the purchase of the senior subordinated notes;

•	a cash charge of $0.8 million in fees and expenses associated with the 2006 refinancing and the REIT conversion;

•	a non-cash charge of $0.5 million reflecting the reversal of original issue discount on the senior subordinated notes;

•	a non-cash charge of $2.6 million for the write-off of unamortized debt issuance costs relating to the senior subordinated notes; and

•	$3.9 million in gains realized from the termination of swap agreements.

The unaudited pro forma consolidated statements of operations also do not reflect the following one-time items that were recognized in our statement of operations through March 31, 2006:

•	a cash charge of $0.3 million of REIT-related expenses payable; and

•	a non-cash charge of $2.7 million for the write-off of debt and equity issue costs related to proposed public offerings of common stock and debt securities that we do not expect to complete.

The unaudited pro forma consolidated statements of operations do not reflect the one-time reversal of deferred tax liabilities that will be eliminated upon giving effect to the REIT conversion for financial reporting purposes.

The pro forma financial results assume that all relevant REIT qualifying tests under the Code and regulations promulgated by the U.S. Department of the Treasury, referred to in this prospectus as Treasury Regulations, were met for the entirety of the periods presented.

Unaudited Pro Forma Consolidated Balance Sheet

as of March 31, 2006

	Actual	Adjustments for the 2006 refinancing		Adjustments for the REIT conversion		Adjustments for the special distribution		Pro forma
	(in thousands, except share data)
Assets
Current assets:
Cash	$14,289	$77,000	(1)			$(77,000	)(10)	$
		736	(1)						15,025
Accounts and notes receivable	112,718								112,718
Allowance for doubtful accounts	1,000								1,000
Refundable income taxes	1,224								1,224
Inventories, at lower cost or market	64,332								64,332
Other	8,824								8,824

Total current assets	200,387	77,736		—		(77,000)			201,123

Capital assets:
Buildings, machinery and equipment at cost	1,818,823								1,818,823
Accumulated depreciation	1,202,496								1,202,496

Costs to be depreciated in future years	616,327								616,327
Plant sites at cost	3,549								3,549

	619,876								619,876

Timber at cost less depletion	198,486								198,486
Roads at cost less amortization	8,728								8,728
Timberlands at cost	24,807								24,807

	232,021								232,021

Total capital assets	851,897								851,897

Pension and other assets	152,867	2,063	(2)						154,930

Total assets	$1,205,151	$79,799		$—		$(77,000)			$1,207,950

Liabilities and shareholders’ equity
Current liabilities:
Payable to bank resulting from checks in transit	$—								$—
Trade accounts payable	55,424	(4,539	)(3)						50,885
Short-term borrowings		14,000	(4)						14,000
Dividends payable	12,769								12,769
Advisory fees and REIT-related expenses payable	11,587								11,587
Accrued payroll liabilities	17,992								17,992
Other taxes payable	8,747								8,747
Other accrued liabilities	13,266								13,266

Total current liabilities	119,785	9,461							129,246

Long-term debt	428,966	(214,466	)(5)
		300,000	(6)						514,500

Deferred tax liabilities—net	199,376			(10,286	)(9)				189,090

Other liabilities	36,743	(3,912	)(7)						32,831

Shareholders’ equity:
Preferred stock; authorized 2,000,000 shares
Common stock, ascribed value $1.50 per share; authorized 150,000,000 shares; issued 51,076,567 shares, actual; issued 69,042,591 shares, pro forma	76,615					26,949	(10)		103,564
Additional paid-in capital	3,306					281,168	(10)		284,474
Retained earnings	340,360	(11,284	)(8)	10,286	(9)	(385,117	)(10)		(45,755)

Total shareholders’ equity	420,281	(11,284)		10,286		(77,000)			342,283

Total liabilities and shareholders’ equity	$1,205,151	$79,799		$—		$(77,000)			$1,207,950

See accompanying notes to unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statement of Operations

for the year ended December 31, 2005

	Actual(11)	Adjustments for the 2005 refinancing		Adjustments for the 2006 refinancing		Adjustments for the REIT conversion		Adjustments for the special distribution		Pro forma
	(in thousands, except share data)
Net sales	$895,847									$895,847
Timber	187,595									187,595
Paper and paperboard	261,476									261,476
Converted products	446,776									446,776
Costs of products sold, including outward freight	745,982									745,982

Gross profit	149,865									149,865
(Gain) loss on disposition of capital assets	(96)									(96)
Selling, administrative and general expenses	93,919									93,919
Loss on asset abandonment	9,692									9,692
Advisory fees and REIT-related expenses	3,056					(3,056	)(16)			—

Operating profit	43,294					3,056				46,350
Timber	86,469					191				86,660
Paper and paperboard	(16,097)					1,097				(15,000)
Converted products	(27,078)					1,768				(25,310)
Interest income	358									358
Interest expense	(37,133)	(670	)(12)	(1,925	)(15)					(39,728)
Other income (expense)	(4,261)	5,534	(13)							1,273

Income before income taxes	2,258	4,864		(1,925)		3,056				8,253

Provision (benefit) for taxes on income:
Current	1,582	783	(14)	(310	)(14)	82	(9)			2,137
Deferred	(598)	1,017	(14)	(402	)(14)	(21,779	)(9)			(21,762)

	984	1,800		(712)		(21,697)				(19,625)

Net income	$1,274	$3,064		$(1,213)		$24,753				$27,878

Net income per share	$0.02									$0.40

Weighted average shares outstanding	51,076,567							17,966,024	(10)	69,042,591

See accompanying notes to unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statement of Operations

for the three months ended March 31, 2005

	Actual	Adjustments for the 2005 refinancing		Adjustments for the 2006 refinancing		Adjustments for the REIT conversion		Adjustments for the special distribution		Pro forma
	(in thousands, except share data)
Net sales	$230,766									$230,766
Timber	53,701									53,701
Paper and paperboard	69,549									69,549
Converted products	107,516									107,516
Costs of products sold, including outward freight	189,032									189,032

Gross profit	41,734									41,734
Loss on disposition of capital assets	626									626
Selling, administrative and general expenses	22,098									22,098
Loss on asset abandonment	—									—
Advisory fees and REIT-related expenses	—									—

Operating profit	19,010									19,010
Timber	26,239									26,239
Paper and paperboard	(2,280)									(2,280)
Converted products	(4,949)									(4,949)
Interest income	53									53
Interest expense	(9,236)	(486	)(12)	(556	)(15)					(10,278)
Other income	301									301

Income before income taxes	10,128	(486)		(556)						9,086

Provision (benefit) for taxes on income:
Current	272	(84	)(14)	(96	)(14)	1,817	(9)			1,909
Deferred	3,475	(96	)(14)	(110	)(14)	(7,486	)(9)			(4,217)

	3,747	(180)		(206)		(5,669)				(2,308)

Net income	$6,381	$(306)		$(350)		$5,669				$11,394

Net income per share	$0.12									$0.17

Weighted average shares outstanding	51,076,567							17,966,024	(10)	69,042,591

See accompanying notes to unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statement of Operations

for the three months ended March 31, 2006

	Actual	Adjustments for the 2006 refinancing		Adjustments for the REIT conversion		Adjustments for the special distribution		Pro forma
	(in thousands, except share data)
Net sales	$220,057							$220,057
Timber	41,849							41,849
Paper and paperboard	66,627							66,627
Converted products	111,581							111,581
Costs of products sold, including outward freight	190,277							190,277

Gross profit	29,780							29,780
(Gain) loss on disposition of capital assets	(84)							(84)
Selling, administrative and general expenses	25,263							25,263
Loss on asset abandonment	—							—
Advisory fees and REIT-related expenses	11,108			(298	)(16)			10,810

Operating profit	(6,507)			298				(6,209)
Timber	17,569			38				17,607
Paper and paperboard	(9,411)			93				(9,318)
Converted products	(14,665)			167				(14,498)
Interest income	119							119
Interest expense	(8,567)	(1,208	)(15)					(9,775)
Other income (expense)	(2,371)	2,744	(17)					373

Income (loss) before income taxes	(17,326)	1,536		298				(15,492)

Provision (benefit) for taxes on income:
Current	15	241	(14)	(4,159	)(9)			(3,903)
Deferred	(6,322)	327	(14)	(1,504	)(9)			(7,499)

	(6,307)	568		(5,663)				(11,402)

Net income (loss)	$(11,019)	$968		$5,961				$(4,090)

Net income (loss) per share	$(0.22)							$(0.06)

Weighted average shares outstanding	51,076,567					17,966,024	(10)	69,042,591

See accompanying notes to unaudited pro forma consolidated financial statements.

Notes to Unaudited Pro Forma Consolidated Financial Statements

(1)	Includes excess cash from refinancing for use in paying the cash portion of the special distribution, based on the assumptions described in note 10 below.

(2)	Reflects the elimination of unamortized debt issuance costs of $2.6 million and the addition of costs related to amendments on the existing and fees on new term-loan borrowings under our credit agreement of $4.6 million.

(3)	Reflects accrued interest on outstanding indebtedness under the senior subordinated notes that will be repurchased.

(4)	Reflects $14.0 million of revolving borrowings under our credit agreement.

(5)	Reflects the retirement of the senior subordinated notes for approximately $214.5 million (excluding tender, consent and redemption premiums of $11.3 million and reversal of original issue discount of $0.5 million and accrued interest).

(6)	Reflects $300 million of new term-loan borrowings under our credit agreement.

(7)	Reflects the elimination of $3.9 million of deferred income on swap agreements.

(8)	Reflects the following adjustments for the 2006 refinancing (in thousands):

Senior subordinated note tender and consent premium	$(11,288)
Fees and expenses associated with the retirement of the senior subordinated notes and the REIT conversion (excluding $3,354 accrued as of March 31, 2006)	(793)
Reversal of original issue discount on senior subordinated notes	(534)
Unamortized debt issue costs	(2,581)
Gains from termination of swap agreements	3,912

$(11,284)

(9)	As a result of the assumed REIT conversion on January 1, 2006, income taxes would no longer be payable on income from certain activities, provided that we distributed to our shareholders all of our income from such activities. Shareholders will receive a refundable credit on the full amount of the federal tax paid by Longview Fibre Company on undistributed capital gains income.

We have assumed for purposes of the pro forma consolidated balance sheet presentation that deferred tax liabilities and deferred tax assets of Longview Fibre Company are eliminated in the REIT conversion in accordance with applicable tax law. This results in a reduction of deferred tax liabilities in the amount of $10.3 million, which is primarily due to a one-time reduction of deferred taxes extinguished upon conversion, of which approximately $8.1 million relates to accrued taxes prior to January 1, 2006, $2.1 million relates to taxes January 1, 2006 through March 31, 2006 and $0.1 million relates to other net differences.

The following activities were considered to be part of a REIT:

•	sales of standing timber to a TRS;

•	timber management costs;

•	general and administrative costs associated with the above activities;

•	interest costs associated with the above activities; and

•	an allocation of corporate administrative costs.

The tax liability was assumed only to the extent that income from these activities, consisting primarily of capital gains, exceeded dividends. Such excess is assumed to have been taxed at a rate of 37%, representing a combination of tax at the 35% federal statutory rate and a composite state rate of 3%, adjusted to 2% for its deductibility from the federal tax calculation.

Notes to Unaudited Pro Forma Consolidated Financial Statements (continued)

The following activities were considered to be carried out in a TRS, and the income from these activities was assumed to be taxed at a rate of 37%, representing a combination of tax at the 35% federal statutory rate and a composite state rate of 3%, adjusted to 2% for its deductibility from the federal tax calculation:

•	timber and lumber sales;

•	paper and paperboard sales;

•	converted products sales;

•	timber harvest costs;

•	manufacturing and converting costs;

•	general and administrative costs associated with the above activities;

•	interest costs associated with the above activities; and

•	an allocation of corporate administrative costs.

The pro forma adjustments for the REIT conversion in the provision for taxes on the income reflect reductions in that line item, attributable solely to the impact of the assumptions described in the preceding paragraphs of this note 9, of approximately $6.1 million for the three months ended March 31, 2005, $23.8 million for the year ended December 31, 2005 and $6.2 million for the three months ended March 31, 2006. These downward adjustments to provision for taxes on income are offset in part for the year ended December 31, 2005 and the three months ended March 31, 2006 by the tax effect of the elimination for purposes of the pro forma presentation of one-time selling, administrative and general expenses related to the REIT conversion.

(10)	For purposes of this pro forma presentation, we have assumed that (i) approximately $308.1 million of the special distribution will be paid in shares of our common stock, (ii) 18.0 million shares of our common stock will be issued in the special distribution (based on a value of $17.15 per share, the last reported sale price of our common stock on the NYSE on June 23, 2006) and (iii) $77.0 million in cash will be paid to shareholders in the special distribution. The actual amount of cash paid and number of shares of our common stock issued in the special distribution will depend on the number of Cash-Only Shares, Stock Election Shares and Cash Election Shares, the amount of cash paid in lieu of fractional shares and the portion of the special distribution paid in cash, at our sole option, in respect of shares of our common stock, other than Cash-Only Shares, as to which no valid and timely election is made.

The effect of the stock portion of the special distribution has been reflected as a decrease in the retained earnings and an increase to common stock and paid-in-capital and is accomplished by issuing new shares of our common stock rather than using existing shares of our common stock held as treasury stock. The new shares of our common stock issued are added to the weighted number of shares of our common stock outstanding for the reporting period.

The actual amount of the special distribution will be calculated on a tax basis and will not bear a correlation to the book basis retained earnings (the accumulated earnings shown in our balance sheet) because of the significant differences that exist between tax and book income.

We intend that the entire amount of the special distribution received by each shareholder will be treated for tax purposes as a taxable dividend to the extent derived from our earnings and profits, regardless of whether the shareholder receives the special distribution in the form of cash or shares of our common stock or a combination of cash and shares of our common stock. To the extent the special distribution is derived from our earnings and profits for tax years ending before

January 1, 2006, the special distribution would generally be treated as a qualified dividend eligible

Notes to Unaudited Pro Forma Consolidated Financial Statements (continued)

for the 15% federal income tax rate for individuals. See “Federal Income Tax Considerations—Taxation of Shareholders.”

We must complete the distribution of our pre-REIT E&P by December 31, 2006 to be able to qualify as a REIT effective January 1, 2006.

(11)	Represents our audited consolidated statement of income for the fiscal year ended October 31, 2005 plus our unaudited consolidated statement of operations for the two months ended December 31, 2005 minus our unaudited consolidated statement of operations for the two months ended December 31, 2004.

(12)	Reflects (a) the elimination of interest expense on the outstanding indebtedness under our former revolving credit facility and senior notes, (b) the addition of interest expense on the borrowings under our credit agreement, assuming an interest rate of 6.8% per annum (the actual interest rate on the outstanding term-loan borrowings under our credit agreement as of June 9, 2006 was 5.94% per annum, reflecting the applicable interest rate at the time of such borrowings in December 2005), and (c) fees relating to the unused amount of the revolving facility under our credit agreement and incremental amortization of debt issuance costs. Assumes weighted-average revolving borrowings under our credit agreement of $21.9 million during the year ended December 31, 2005, $50.5 million for the three months ended March 31, 2005 and $10.9 million for the three months ended March 31, 2006. Any $10 million change in the amount of revolving borrowings under our credit agreement would change interest expense by $680,000 for the year ended December 31, 2005, $170,000 for the three months ended March 31, 2005 and $170,000 for the three months ended March 31, 2006.

(13)	Reflects the elimination of one-time fees of approximately $5.5 million related to the prepayment of the senior notes, consisting of a $4.5 million prepayment premium and a $1.0 million of unamortized debt issuance costs.

(14)	Reflects the change in provision for taxes on income associated with increased interest expense and decrease in other expense.

(15)	Reflects (a) the elimination of interest expense on the senior subordinated notes, (b) the addition of interest expense on borrowings under our credit agreement, assuming an interest rate of 6.8% per annum on term-loan borrowings drawn in 2005 and on revolving borrowings and 7.05% per annum on term-loan borrowings drawn in 2006 (the actual interest rate on the outstanding term-loan borrowings under our credit agreement as of June 9, 2006 was 5.94% per annum, reflecting the applicable interest rate at the time of such borrowings in December 2005), and (c) fees relating to the unused amount of the revolving facility under our credit agreement and incremental amortization of debt issuance costs. Assumes weighted- average revolving borrowings under our credit agreement of $40.3 million for the year ended December 31, 2005, $68.8 million for the three months ended March 31, 2005 and $29.3 million for the three months ended March 31, 2006. Any 0.125% change in the interest rate on the term-loan borrowings drawn in 2006 would change interest expense by $375,000 for the year ended December 31, 2005, $93,750 for the three months ended March 31, 2005 and $93,750 for the three months ended March 31, 2006.

(16)	Reflects the elimination of one-time fees related to the REIT conversion of approximately $3.1 million that were accrued for the year ended December 31, 2005 and approximately $0.3 million that were accrued in the three months ended March 31, 2006.

(17)	Reflects the elimination of one-time fees of approximately $2.7 million of debt and equity issue costs related to proposed public offerings of common stock and debt securities that we do not expect to complete and proceeds of which were intended to have been used in connection with the retirement of our senior subordinated notes and payment of the cash portion of the special distribution.

DESCRIPTION OF CAPITAL STOCK

General

As of the date hereof, our authorized capital stock consists of:

•	150,000,000 shares of common stock, ascribed value $1.50 per share, of which 51,076,567 shares were outstanding as of March 31, 2006; and

•	2,000,000 shares of preferred stock, no ascribed or par value, of which no shares are outstanding.

Set forth below is a summary description of all the material terms of our capital stock. This description is qualified in its entirety by reference to our articles of incorporation and bylaws, a copy of each of which is incorporated as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of shareholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. No shares of our common stock are subject to redemption or have preemptive rights.

Subject to any preference rights of holders of our preferred stock, the holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, our holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of our holders of preferred stock to prior distribution.

Preferred Stock

Our board of directors may authorize, without action by our shareholders, the issuance of preferred stock in one or more series and may fix the designations and powers, preferences and relative, participating, optional or other rights, if any, and qualifications, limitations and restrictions thereof, including, without limitation:

•	dividend rights and preferences over dividends on our common stock or any series of preferred stock;

•	the dividend rate (and whether dividends are cumulative);

•	conversion rights, if any;

•	voting rights;

•	rights and terms of redemption (including sinking fund provisions, if any);

•	redemption price and liquidation preferences of any wholly unissued series of any preferred stock and the designation thereof of any of them; and

•	to increase or decrease the number of shares of any series subsequent to the issue of shares of that series but not below the number of shares then outstanding.

The issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting or other rights of our common stock.

Power to Issue Additional Shares of Common and Preferred Stock

We believe that the power to issue additional shares of common stock or preferred stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without shareholder approval, unless shareholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Share Ownership Limitations and Reporting Obligations

Our articles of incorporation do not and will not contain any restrictions on the number of shares of our stock that a person may own.

Nevertheless, to monitor our compliance with the share ownership requirements imposed on REITs, we are required by the Code and Treasury Regulations to maintain records regarding the actual ownership of our shares. To do so, we are required to demand written statements each year from the record holders of certain percentages of our stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT distributions). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A shareholder who fails or refuses to comply with the demand must submit a statement with its federal income tax return disclosing the actual ownership of the shares and certain other information. If we fail to keep such records to show, to the extent required by the Code and Treasury Regulations, the actual ownership of our outstanding stock, we could be subject to monetary penalties.

Anti-Takeover Effects of Washington Law, Our Articles of Incorporation, Our Bylaws and Our Rights Plan

The following is a summary of certain provisions of Washington law, our articles of incorporation and bylaws and our rights plan that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without our shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Any preferred stock we issue could adversely affect the rights of holders of our common stock and could be issued with terms calculated to delay or prevent a change of control or to make removal of management more difficult. As a consequence, the existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Washington Law

We are organized under Washington law. Some provisions of Washington law may delay or prevent a transaction which would cause a change in our control.

Business Combination Statute.    Longview may not engage in a “significant business transaction” with any person who acquires 10% or more of our voting stock for a period of five years from the date of the acquisition unless the acquisition is approved by a majority the board of directors prior to the time of the acquisition. Significant business transactions generally include, among other things, mergers or consolidations with, dispositions of assets to, or issuances or redemptions of stock to or from, the acquiring person; termination of 5% or more of our employees employed in Washington as a result of the acquiring person’s acquisition of 10% or more of the shares; and allowing the acquiring person to receive disproportionate benefits as a shareholder.

After five years, a “significant business transaction” may occur if either (i) the transaction is approved by a majority vote of the shareholders, not including shares held by the acquiring person, at a meeting held five years after the acquiring person became so or (ii) the transaction satisfies certain fair-price provisions specified in the statute. We may not opt out of this statute.

Supermajority Voting Provision.    The Washington Business Corporation Act, or WBCA, with certain exceptions, (i) generally requires an affirmative vote of two-thirds of all votes entitled to be cast by each voting group entitled to vote as a separate group to approve a merger, share exchange or a sale of all or substantially all of our assets not in the ordinary course of business and (ii) provides for dissenter’s rights under several of the same circumstances. No amendment to our articles of incorporation reducing to less than two-thirds the percentage of votes necessary to approve a merger, share exchange, sale of assets not in the ordinary course of business or dissolution is effective unless such amendment is approved by two-thirds of all the votes entitled to vote. These provisions may have the effect of delaying, deterring or preventing a change in control of Longview.

Other Provisions of Our Articles of Incorporation and Bylaws and the WBCA

Certain provisions of our articles of incorporation may make a change in control of Longview more difficult to effect. Our articles of incorporation provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their terms and each year one class of our directors is elected by our shareholders. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies as determined by our board of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be in the best interest of our shareholders. In addition, our articles of incorporation and bylaws provide that directors may be removed only for cause with the affirmative vote of a majority of the voting interest of shareholders entitled to vote.

Pursuant to our articles of incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. In accordance with the WBCA, our shareholders may cause us to hold a special meeting of shareholders only upon the request in writing of shareholders owning shares representing at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. Advance notice must be provided by our shareholders to nominate persons for election to our board of directors as well as to propose actions to be taken at an annual meeting. These provisions make it more difficult to seek shareholder approval for actions not supported by our Board.

Rights Plan

On January 26, 1999, our board of directors authorized a rights plan. The rights plan provided for a dividend distribution of one right for each share of common stock to shareholders of record at the close of business on March 1, 1999 and the attachment of a right to any subsequently issued shares of our common stock, including shares issued in the special distribution. The rights expire on March 1, 2009, if not previously redeemed or exercised. Each right entitles the holder to purchase one-tenth of one common share at a price of $5.00 ($50 per whole share), subject to adjustment under certain circumstances. With certain exceptions, the rights will become exercisable only upon the earlier of (i) the first date of public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of our common stock, referred to as the stock acquisition date, or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of such outstanding shares of our common stock, the earlier of such dates referred to as the distribution date.

In the event that our board of directors determines that (i) any person becomes an acquiring person (other than Longview, its affiliates or members of the approved group, as described in the rights agreement), or (ii) an acquiring person engages in various self-dealing transactions with Longview, each holder of a right (other than the acquiring person) will thereafter have the right to receive, upon exercise, that number of shares of our common stock (or, in certain circumstances, cash, property or other securities of Longview) having a value equal to two times the purchase price for each whole share of our common stock issuable pursuant to the exercise of the rights.

In the event that, at any time following the stock acquisition date, (i) Longview is acquired in a merger or other business combination transaction in which Longview is not the surviving corporation, (ii) any person consolidates with, or merges with or into, Longview, and Longview is the continuing or surviving corporation of such consolidation or merger, or (iii) 50% or more of Longview’s assets or earning power is sold or transferred, each holder of a right (other than the acquiring person) shall thereafter have the right to receive, upon exercise, common stock of, in the situations discussed in (i) and (ii), the surviving corporation, and, in the situation discussed in (iii) above, the person or entity to which the majority of the assets are sold, having a value equal to two times the then current purchase price for each whole share of our common stock issuable pursuant to the exercise of the rights.

We will generally be entitled to redeem the rights at $0.01 per right at any time until the tenth business day following the stock acquisition date or, if earlier, a change of control of Longview approved by our board of directors.

In connection with the special distribution, the purchase price for each whole share of our common stock pursuant to the exercise of a right, currently $50, will be proportionately adjusted to reflect the special distribution, based on the number of shares of our common stock that each holder of a share of our common stock as of the close of business on the record date for the special distribution could elect to receive in respect of such share (other than a Cash-Only Share) in the special distribution. In accordance with the terms of the special distribution, such number will be determined based on the average closing price per share of our common stock on the New York Stock Exchange on July 27, 28 and 31, 2006, as reported by the Wall Street Journal. For example, if the market value per share of our common stock for purposes of the special distribution were $17.15, the $7.54 per share special distribution would be equivalent to $7.54/$17.15 = 0.440 shares of our common stock (share calculations are rounded to the nearest one-thousandth of a share for purposes of adjustments under the rights plan). The adjusted purchase price for each whole share of our common stock pursuant to the exercise of a right would then be (i) the current, unadjusted purchase price of $50, multiplied by (ii) the quotient obtained by dividing (A) 1 by (B) the sum of 1 + 0.440, or $34.72.

Because the market value of our common stock for purposes of the special distribution, and therefore the number of shares that will be equivalent to the $7.54 per share special distribution amount, will not be known until after the close of trading on the New York Stock Exchange on July 31, 2006, the exact amount of the adjustment of the purchase price in connection with the special distribution will not be known until such time. We intend to disclose the purchase price for each whole share of our common stock pursuant to the exercise of a right, as adjusted to reflect the special distribution, in a current report on Form 8-K filed with the SEC as soon as practicable after July 31, 2006. This paragraph constitutes the summary of the adjustment of the purchase price required by the rights agreement to be provided to each holder of a certificate representing shares of our common stock.

Limitations on Liability and Indemnification of Directors and Officers

As permitted by Washington law, our articles of incorporation and bylaws provide that none of our directors will be personally liable to us or our shareholders for monetary damages for his or her conduct as a director, except for:

•	acts or omissions that involve intentional misconduct or a knowing violation of law by a director;

•	approval of distributions or loans in violation of the WBCA; or

•	any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Washington law.

These provisions may have the practical effect in some cases of eliminating our shareholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

Listing

Our common stock is listed on the NYSE under the symbol “LFB.”

Governing Documents

Prior to 1990, we were a Delaware corporation. On April 6, 1990, we merged into a Washington corporation, incorporated on November 17, 1989, to effect our re-incorporation into Washington. The life of the corporation is perpetual.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax consequences relating to the acquisition, holding, and disposition of our stock. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “Longview,” “we,” “our,” and “us” mean only Longview Fibre Company, and not any subsidiaries, except as otherwise indicated. This summary is based upon the Internal Revenue Code of 1986, as amended, referred to in this prospectus as the Code, Treasury Regulations, rulings and other administrative pronouncements issued by the IRS and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed herein. This summary also assumes that we and any subsidiaries and affiliated entities will operate in accordance with our applicable organizational documents. This discussion is not tax advice. It does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special tax rules, such as:

•	an insurance company;

•	a financial institution or broker-dealer;

•	a cooperative;

•	a regulated investment company;

•	a holder who received our stock through the exercise of employee stock options or otherwise as compensation;

•	a person holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•	a partnership or a person holding our stock through a partnership;

and, except to the extent discussed below:

•	a tax-exempt organization; or

•	a foreign investor.

This summary assumes that you will hold our stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences of holding our stock to any particular shareholder will depend on the shareholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the specific tax consequences (including the federal, state, local, and foreign tax consequences) to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our stock.

Taxation of Longview

Our board of directors has authorized us to take the steps necessary to be taxed as a REIT, effective for our taxable year commencing January 1, 2006. In order to qualify as a REIT, we transferred our non-qualifying REIT assets to a wholly-owned TRS, Longview TRS. These non-qualifying REIT assets consist principally of our various manufacturing and processing facilities, including our Longview mill, our converting plants and our sawmill and the related businesses and operations (including cash and working capital). In order to be eligible to elect REIT status effective January 1, 2006, we will be required to complete the special distribution by December 31, 2006. While we plan to operate in such a manner as to qualify for taxation as a REIT, no assurance can be given by us that our REIT conversion can be completed so as to be effective January 1, 2006.

Although we do not intend to request a ruling from the IRS as to our qualification as a REIT, we have received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, referred to in this prospectus as Skadden, Arps, to the effect that following the completed and proposed transactions for the REIT conversion and as of January 1, 2006, we will be organized in conformity with the requirements for qualification as a REIT under the Code, and our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. Any opinion of Skadden, Arps will represent only the view of our counsel based on our counsel’s review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income and the current and future conduct of our business operations. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we might not succeed in qualifying as a REIT for any particular year. The opinion of Skadden, Arps as to our qualification as a REIT is expressed as of the date issued and does not cover subsequent periods. Counsel has no obligation to advise us or the holders of our stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that the IRS could challenge the conclusions set forth in such opinions.

Furthermore, both the validity of the opinion of Skadden, Arps and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, all of the results of which will not be monitored by Skadden, Arps. Our ability to satisfy the asset tests will depend upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. The IRS could contend that our ownership interests in Longview TRS, another TRS or securities of other issuers would give rise to a violation of the REIT requirements.

Taxation of REITs in General

As indicated above, qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT beginning in 2006, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

As a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our net income that is currently distributed to our shareholders. This deduction for dividends paid substantially eliminates the “double taxation” of corporate income (i.e., taxation at both the corporate and shareholder levels) that generally results from an investment in a corporation. Thus, income generated by a REIT and distributed to its shareholders generally is taxed only at the shareholder level upon the distribution of that income.

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the shareholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See “Taxation of Shareholders,” below.

If we remain qualified as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

•	If we earn net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, such income will be subject to a “prohibited transactions” 100% tax. We intend to conduct our operations so that no asset owned by us or any pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any property in which we hold a direct or indirect interest will not be treated as property held for sale to customers, or that we can comply with certain safe harbor provisions of the Code that would prevent such treatment.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% prohibited transactions tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%). We do not anticipate receiving any income from foreclosure property.

•	If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless qualify as a REIT because other requirements are met, we will be subject to a 100% tax on an amount based on the magnitude of the failure, adjusted to reflect the profit margin associated with our gross income.

•	Similarly, if we should fail to satisfy the asset (other than a de minimis failure of the 5% and 10% asset tests as described below) or other requirements applicable to REITs, as described below, yet nonetheless qualify as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty. In that case, the amount of the penalty will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed, plus (b) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on some items of income and expense that are directly or constructively paid between a REIT and a TRS that do not reflect arm’s-length terms.

•

If, during the ten-year period beginning on the first date we are subject to taxation as a REIT (expected to be January 1, 2006), we recognize gain on the disposition of any property held by us as of such date, then, to the extent of the excess of (i) the fair market value of such property as of such date over (ii) the adjusted tax basis of the property as of such date (the “Built-in Gain”), such gain will be subject to tax at the highest corporate tax rate. In addition, if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate level tax) in a transaction in which the adjusted tax basis of the asset in our hands is determined by reference to the adjusted tax basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by us, then, to the extent of the Built-in Gains, such gains will be subject to tax at the highest regular corporate tax rate. The IRS has issued a revenue ruling that clarifies that the income derived from the harvesting and sale of timber pursuant to timber-cutting contracts (as opposed to the gain derived from the sale of timberlands) will not be subject to the built-in gains tax. Thus, we are not subject to the built-in gains tax on the income we derive from the harvesting and sale of timber from such timberlands. A subsequent sale of such timberlands, however, would be subject to the built-in gains tax.

•	Longview TRS will be subject to federal corporate income tax.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

In addition, we and any subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, and other taxes on their assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (expected to be 2006 in our case).

To monitor compliance with the share ownership requirements imposed on REITs, we are required by the Code and Treasury Regulations to maintain records regarding the actual ownership of our shares. To do so, we are required to demand written statements each year from the record holders of certain percentages of our stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT distributions). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A shareholder that fails or refuses to comply with the demand must submit a statement with its federal income tax return disclosing the actual ownership of the shares and certain other information. If we fail to keep such records to show, to the extent required by the Code and Treasury Regulations, the actual ownership of our outstanding stock, we could be subject to monetary penalties.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year end.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, the American Jobs Creation Act of 2004 (the “2004 Act”) includes provisions that extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax that is based upon the magnitude of the violation. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to qualify as a REIT, and, if available, the amount of any resultant penalty tax could be substantial.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets (subject to special rules relating to the 10% REIT asset test described below), and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs as described below. Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a “taxable REIT subsidiary” as described below, that is wholly owned by a REIT, or by one or more disregarded subsidiaries of the REIT, or by a combination of the two. Other entities that are wholly owned by a REIT, including single member limited liability companies, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we may hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Subsidiaries. A REIT, in general, may jointly elect with another corporation, whether or not wholly owned, to treat the corporation as a TRS of the REIT. A REIT generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless the corporation elects to be a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and any subsidiaries in the aggregate, and our ability to make distributions to our shareholders.

A parent REIT is not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock of the TRS is an asset in the hands of the parent REIT, and the REIT recognizes as income the dividends, if any, that it receives from the TRS. This treatment can affect the income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent’s compliance with the REIT requirements, such entities may be used by the parent REIT to indirectly undertake activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries (for example, activities that give rise to certain categories of income such as log sales or manufacturing activities).

We own all of the outstanding stock of Longview TRS, our corporate subsidiary that is engaged in the business of purchasing and harvesting timber and manufacturing lumber, paper and converted products. Longview TRS was formed as part of the REIT conversion, to own and operate businesses that we, as a REIT, are not permitted to own and operate directly. We and Longview TRS have jointly elected for Longview TRS to be treated as a TRS.

Income Tests

In order to maintain REIT status, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” must be derived from investments relating to real property or mortgages on real property, including gains from timber-cutting contracts and lump-sum sales of timber, “rents from real property,” dividends received from other REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets, as well as income from some kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

We expect that the gains we derive from timber-cutting contracts or lump-sum sales of standing timber will be from the sale of real property for purposes of the REIT gross income tests.

Rents that we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT only if several conditions are met. For example, if rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as “rents from real property” unless it constitutes 15% or less of the total rent received under the lease. Substantially all of the rental income that we have received in the past and expect to receive in the future is derived from certain farmlands and grazing lands, from certain hunting leases and from renting rights of way through our properties. It is anticipated that any income we receive from such leases and properties will constitute “rents from real property” under the applicable rules. While we do not expect to receive a substantial amount of rental income, we will take steps to ensure that any such rental income will qualify as “rents from real property” for purposes of the 75% and 95% gross income tests.

We may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. Any dividends received by us from a REIT will be qualifying income in our hands for purposes of both the 95% and 75% income tests.

Any income or gain we or any pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of the 95% gross income test, and therefore will be exempt from this test, provided that specified requirements are met, but generally will constitute non-qualifying income for purposes of the 75% gross income test. Such requirements include that the instrument hedges risks associated with indebtedness issued or to be issued by us or any pass-through subsidiaries incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and that the instrument is properly identified as a hedge, along with the risk that it hedges, within prescribed time periods.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and we attach to our tax return a schedule of the sources of our income. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

To qualify as a REIT, at the close of each calendar quarter, we must satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term “real estate assets” includes interests in real property, such as land, timberlands, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage-backed securities and mortgage loans. Securities that do not qualify for purposes of this 75% test are subject to the additional asset tests described below.

Second, the aggregate value of all TRS securities held by us may not exceed 20% of the value of our total assets.

Third, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

Fourth, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% asset test described in the previous paragraph and 10% asset test described in this paragraph do not apply to securities of TRSs and qualified REIT subsidiaries.

Certain relief provisions are available to REITs that make it easier for REITs to satisfy the asset requirements, or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements (other than de minimis violations of the 10% and 5% asset tests as described below) to nevertheless maintain its REIT qualification if (a) the REIT provides the IRS with a description of each asset causing the failure, (b) the failure is due to reasonable cause and not willful neglect, (c) the REIT pays a tax equal to the greater of (i) $50,000 per failure, and (ii) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (d) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification if (a) the value of the assets causing the violation do not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (b) the REIT either disposes of the assets causing the failure within 6 months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities will not cause a violation of the 10% value test described above. Such securities include instruments that constitute “straight debt,” which includes securities having certain contingency features. A security will not qualify as “straight debt” where the REIT (or a controlled taxable REIT subsidiary of the REIT) owns other securities of the issuer of that security which do not qualify as straight debt, unless the value of those other securities constitutes, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, certain other securities will not violate the 10% value test. Such securities include (a) any loan made to an individual or an estate, (b) certain rental agreements in which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT), (c) any obligation to pay rents from real property, (d) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (e) any security issued by another REIT, and (f) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate equity interest in that partnership.

Although we will not seek a ruling from the IRS to the effect that we have satisfied the REIT asset tests, we have obtained a third-party appraisal of the value of our timberlands and have consulted with a third-party financial advisor for assistance in determining the value of the TRS securities that Longview Fibre Company will hold following the REIT conversion. Under Treasury Regulations, the value of the TRS securities may be established by a good-faith determination of our board of directors. Based upon the value of our timberlands and our board of directors’ determination of the value of the TRS securities and other assets, our board of directors will determine whether we satisfy the REIT asset tests, including the 75% test and the 20% test, in a given quarter. If our board of directors concludes that we satisfy the REIT asset tests, the IRS may not agree with this determination and may assert that we fail to meet the REIT asset tests.

We believe the proposed composition of our assets will enable us to comply with the REIT asset requirements in 2006, and we intend to monitor compliance on an ongoing basis. We expect that our timberlands, including those timberlands that are subject to timber-cutting contracts, will be considered qualifying real estate assets or interests in real property for purposes of the REIT asset tests. We expect that, at all times after January 1, 2006, more than 75% of the assets we own will consist of fee ownership of timberland. Accordingly, we believe that we will be able to meet the 75% test described above on a going forward basis beginning January 1, 2006.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) was not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or otherwise qualifying for the relief provisions described above.

Annual Distribution Requirements

REITs generally are required to distribute 90% of their ordinary taxable income, but not their net capital gains income. The IRS has ruled that payments on timber-cutting contracts that qualify under section 631(b) of the Code are to be treated as capital gains. Because we anticipate that payments on such timber-cutting contracts will be the principal source of our income, we expect that, for the foreseeable future, our income will consist primarily of net capital gains. We expect that dividends from our taxable REIT subsidiaries will be our only substantial source of ordinary income. Under the limits imposed by the REIT income tests, such dividends, together with other non-qualifying types of income, must not constitute more than 25% of our gross income.

We may elect to retain rather than distribute all or a portion of our net capital gains. To the extent that we elect to retain our net capital gains:

•	we would be required to pay the tax on such gains at regular corporate tax rates;

•	our shareholders, although required to include their proportionate share of the undistributed capital gain in income, would receive a credit or refund for their share of the federal income tax paid by us; and

•	the basis of a shareholder’s stock would be increased by the amount of the undistributed capital gains (minus the amount of the federal income tax on capital gains paid by us which was included in income by the shareholder).

To the extent that we have ordinary taxable income, we are required to make distributions to our shareholders in an amount at least equal to:

(1) the sum of

(a) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and

(b) 90% of the net income (after tax), if any, from foreclosure property, minus

(2) the sum of specified items of non-cash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment date after such declaration. In order for distributions to be counted for this purpose, and to give rise to a tax deduction for us, such dividends must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class.

To the extent that we do not distribute (or we are not treated as having distributed) all of our capital gain or we distribute (or we are treated as having distributed) at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax on the undistributed income at regular corporate tax rates. If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year (other than capital gain income that we elect to retain and pay tax on as provided for above) and (3) any undistributed taxable income from prior periods (other than capital gains from such years which we elected to retain and pay tax on), we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions (or estimated tax payments to the extent we decide to retain our net capital gains) so that we are not subject to the 4% excise tax.

As a REIT, our distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared in October, November, or December of the taxable year, are payable to shareholders of record on a specified date, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, a distribution for a taxable year may be declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such taxable year.

To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of shareholders, of any distributions that are actually made, which are generally taxable to shareholders to the extent that the REIT has current or accumulated earnings and profits. See “Taxation of Shareholders—Taxation of Taxable Domestic Shareholders—REIT Distributions,” below.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT status or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification during our 2006 or subsequent taxable years, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to shareholders that are individuals who meet certain holding period requirements would generally be taxable at a rate of 15% (through 2010), and, subject to limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income derived from a prohibited transaction is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset owned by us or any pass-through subsidiaries will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any property we sell will not be treated as property held for sale to customers, or that we can comply with certain safe harbor provisions of the Code that would prevent the imposition of the 100% tax. The 100% tax does not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be subject to tax in the hands of that corporation at regular corporate tax rates.

Certain provisions of the Code reduce the risk that we would be subject to the prohibited transaction tax with respect to some of our sales of timberlands. Under these provisions, sales of timberlands that satisfy certain requirements specified in the Code would not constitute prohibited transactions. The principal requirements that we would have to satisfy are that (i) the timberlands sold during a tax year cannot have an aggregate tax basis that exceeds 10% of the aggregate tax bases of all of our assets as of the beginning of the relevant tax year and (ii) our development expenses with respect to such timberlands for the four years prior to the sale and our marketing expenses with respect to such sales cannot exceed certain specified limits. We intend to conduct our activities so that our sales of timberlands (other than those undertaken by any TRSs) qualify for this safe harbor.

Hedging Transactions

We and any subsidiaries may from time to time enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options.

Income of a REIT, including income from a pass-through subsidiary, arising from “clearly identified” hedging transactions that are entered into to manage the risk of interest rate changes or fluctuations with respect to borrowings, including gain from the disposition of such hedging transactions, to the extent the hedging transactions hedge indebtedness incurred, or to be incurred, by the REIT to acquire or carry real estate assets, is exempt from the 95% REIT income test. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders

Distribution of Pre-REIT E&P. Dividends we pay and other distributions we make, including the special distribution, will be treated as coming first from our pre-REIT E&P. Accordingly, any regular dividend we pay prior to the payment of the special distribution, and the special distribution itself, will generally be taxable distributions, and each shareholder must include the sum of the value of the shares of our common stock and the amount of cash received in such distributions in its gross income as dividend income to the extent that such distributions are made out of the shareholder’s proportionate share our pre-REIT E&P. While not free from doubt, we believe that, for this purpose, the shares received in the special distribution should be valued as equal to the amount of cash that the shareholder could have elected to receive in lieu thereof, regardless of the value of the shares on the date of the special distribution. (No assurance can be given, however, that the IRS will not assert that the shares received should be valued at their fair market value on the date of the special distribution). A shareholder that receives shares of our common stock pursuant to the special distribution would have a basis in such stock equal to the value of such stock determined as described above, and the holding period in such stock would begin on the day following the special distribution.

The maximum 15% tax rate available to non-corporate U.S. shareholders for “qualified dividend income” is not available unless the stock on which an otherwise qualifying dividend is paid has been held for more than 60 days during the 120-day period beginning 60 days before the date on which the shares become ex-dividend. For purposes of calculating the 60-day holding period as applied to non-corporate U.S. shareholders potentially eligible to be taxed on “qualified dividend income” at reduced rates, any period in which the shareholder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, or has granted certain options to buy substantially identical stock or securities, or holds one or more other positions in substantially similar or related property that diminishes the risk of loss from holding our common stock will not be counted toward the required holding period. Assuming these holding period requirements are met, all distributions of our pre-REIT E&P should qualify for the maximum 15% tax rate available to non-corporate shareholders. Such distributions will not be eligible for the dividends-received deduction available to U.S. shareholders that are domestic corporations (but not S corporations).

Corporate shareholders should also consider the effect of the corporate alternative minimum tax, which imposes a maximum tax rate of 20% on a corporation’s alternative minimum taxable income for the tax year and which is calculated without regard to the dividends-received deduction.

For certain U.S. shareholders, the special distribution may be an “extraordinary dividend.” An “extraordinary dividend” is a dividend that is equal to at least 10% of a shareholder’s adjusted basis in its shares of common stock. A U.S. shareholder that receives an extraordinary dividend and later sells its underlying shares at a loss will be treated as realizing a long-term capital loss (regardless of its holding period in its shares) to the extent of the extraordinary dividend.

REIT Distributions. Any amounts distributed to a shareholder that are in excess of the shareholder’s proportionate share of our pre-REIT E&P will be treated as REIT distributions. As a REIT, distributions from us that are designated as capital gain dividends will generally be taxed to shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its stock. A similar treatment will apply to net capital gains retained by us, to the extent that we elect the application of provisions of the Code that treat our shareholders as having received, for federal income tax purposes, our undistributed capital gains while passing through to our shareholders a corresponding refundable credit for taxes we paid on such retained capital gains. Corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2008) in the case of shareholders who are individuals, and 35% in the case of shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are individuals, to the extent of previously claimed depreciation deductions.

REIT distributions made to our taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, such dividends received from REITs are not eligible for taxation at the preferential income tax rates (15% maximum federal rate through 2010) for qualified dividends received by individuals from taxable C corporations pursuant to the Jobs and Growth Tax Relief Reconciliation Act of 2003. Shareholders that are individuals, however, are taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to (1) income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax), (2) dividends received by the REIT from TRSs or other taxable C corporations, or (3) income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions in excess of current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares in respect of which the distributions were made, but rather, will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend we declare in October, November, or December of any year that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

Dispositions of Our Stock. In general, a domestic shareholder will realize gain or loss upon the sale, redemption, or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the shareholder’s adjusted tax basis in the stock at the time of the disposition. In general, a shareholder’s tax basis will equal the shareholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the shareholder (discussed above), less tax deemed paid on it, and reduced by returns of capital. In general, capital gains recognized by individuals upon the sale or disposition of shares of our stock will be subject to a maximum federal income tax rate of 15% (through 2010) if our stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 35% through 2010) if our stock is held for 12 months or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The deduction of capital losses is subject to certain limitations.

If an investor recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of recently adopted Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written quite broadly and apply to transactions that would not typically be considered tax shelters. In addition, the Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations. Distributions made by us and gain arising from the sale or exchange by a domestic shareholder of our stock will not be treated as passive activity income. As a result, shareholders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Shareholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders of our stock. A “non-U.S. holder” is any person other than:

(a)	a citizen or resident of the United States;

(b)	a corporation or partnership created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

(c)	an estate, the income of which is includable in gross income for federal income tax purposes regardless of its source; or

(d)	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

The discussion is based on current law and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Capital Gain Dividends. A capital gain dividend by us that is attributable to gain from the disposition of our standing timber or a United States Real Property Interest (“USRPI”) held by us will be subject to U.S. withholding tax at the rate of 30%, unless reduced by an applicable income tax treaty, so long as the recipient non-U.S. holder does not own more than 5% of our stock at any time during the one year period ending on the date on which the capital gain dividend is received.

For all other non-U.S. holders, such a distribution will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of such dividends. These distributions may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. Capital gain dividends received by a non-U.S. holder from a REIT attributable to dispositions by that REIT of assets other than USRPIs are generally not subject to U.S. income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are satisfied, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

Ordinary Dividends. The special distribution and the portion of other dividends received by non-U.S. holders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30%, unless reduced by an applicable income tax treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. tax at graduated rates in the same manner as domestic shareholders are taxed with respect to such dividends, such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder and the income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a USRPI, distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the shareholder’s basis in our stock will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) at the rate of tax, including any applicable capital gains rates, that would apply to a domestic shareholder of the same type (for example, an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Dispositions of Our Stock. Unless our stock constitutes a USRPI, a sale of the stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. The stock will be treated as a USRPI if 50% or more of our assets during a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. Even if the foregoing test is met, our stock nonetheless will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We expect to be a domestically controlled qualified investment entity beginning in 2006. The sale of our stock that was acquired, held and sold when we are a domestically controlled qualified investment entity by a non-U.S. holder would not be subject to taxation under FIRPTA. Because our stock is publicly traded, however, no assurance can be given that we will be a domestically controlled qualified investment entity.

Moreover, a non-U.S. holder’s sale of stock will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the stock owned is of a class that is “regularly traded,” as defined by applicable Treasury Department regulations, on an established securities market, and (2) the selling non-U.S. holder held 5% or less of our outstanding stock of that class at all times during a specified testing period.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other requirements are satisfied, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Estate Tax. Longview stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Provided that (1) a tax-exempt shareholder has not held our stock as “debt financed property” within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock.

Tax-exempt shareholders are particularly urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the United States Department of the Treasury. No assurance can be given as to whether, or in what form, any proposals affecting REITs or their shareholders will be enacted. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our securities.

State, Local and Foreign Taxes

We and any subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. We own properties located in a number of jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of us and our shareholders may not conform to the federal income tax treatment discussed above. We may pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes incurred by us do not pass through to shareholders as a credit against their federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock or other securities.

PLAN OF DISTRIBUTION

The shares issued in this offering will be distributed by us to our shareholders in the special distribution. See “The Special Distribution” and “Election Process; Payment of the Special Distribution” for a description of the special distribution. We estimate that our total expenses for this offering will be approximately $256,573.

LEGAL MATTERS

The validity of the common stock is being passed upon for us by Perkins Coie LLP, Portland, Oregon. Certain tax matters have been passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Longview Fibre Company for the year ended October 31, 2005 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Longview, that is available over the Internet at http://www.sec.gov. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “LFB.” Our reports, proxy statements and other information can also be read at the offices of the NYSE, 20 Broad Street, New York, New York 10005. General information about us, including our press releases, SEC filings and annual reports, are available at no charge through our website at www.longviewfibre.com. Information on our web site is not incorporated into this prospectus or our other securities filings and is not a part of these filings.

The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered to be a part of this prospectus and any information filed by us with the SEC subsequent to the date of this prospectus will be deemed automatically to update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended October 31, 2005;

•	Transition Report on Form 10-Q for the transition period from November 1, 2005 to December 31, 2005;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006;

•	Current Reports on Form 8-K filed on November 30, 2005, December 30, 2005, February 27, 2006, March 30, 2006, April 19, 2006 and June 14, 2006;

•	the description of our common stock contained in the Registration Statement on Form 8-A dated March 1, 1989 under Section 12(g) of the Securities Exchange Act of 1934, as amended, including any amendments or other reports filed with the SEC for the purpose of updating such description; and

•	the description of our common stock purchase rights contained in the Registration Statement on Form 8-A dated February 18, 1999 under Section 12(b) of the Securities Exchange Act of 1934, including any amendments or other reports filed with the SEC for the purpose of updating such description.

Whenever after the date of this prospectus, and before the termination of the offering of the securities made under this prospectus, we file reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be incorporated by reference into this prospectus from the time they are filed. We do not incorporate by reference any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K in any future filings, unless specifically stated otherwise. Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus, excluding any exhibit to those documents unless the exhibit is specifically incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. Requests should be directed to Longview Fibre Company, Attn: L.J. McLaughlin, 300 Fibre Way, Longview, Washington 98632, (360) 425-1550.

If you have questions about the special distribution or need additional copies of this prospectus or the election form, please contact Innisfree M&A Incorporated, the information agent for the special distribution, toll-free at 877-750-9499 (banks and brokers may call collect at 212-750-5833).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than discounts, commissions and concessions payable to broker-dealers and agents, in connection with the offering and distribution of the securities being registered. All amounts are estimates except the SEC registration fee. All of these fees and expenses will be borne by the registrant.

SEC registration fee	$41,208
Printing expenses	20,000
Legal fees and expenses	125,000
Accounting fees and expenses	45,365
Paying and transfer agent fees	15,000
Miscellaneous	10,000

Total	$256,573

Item 15.	Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and our articles of incorporation and bylaws.

Longview Fibre Company (“Longview”) is a Washington corporation. Sections 23B.08.500 through 23B.08.600 of the WBCA authorize a court to award, or a corporation’s board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended. Section 23B.08.320 of the WBCA authorizes a corporation to eliminate or limit a director’s personal liability to the corporation or its shareholders for monetary damages for conduct as a director, except in certain circumstances involving acts or omissions that involve intentional misconduct by a director or a knowing violation of law by a director, the approval of distributions illegal under Washington law or any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Article IX of Longview’s articles of incorporation provides that no director of Longview shall be personally liable to Longview or its shareholders for monetary damages for his or her conduct as a director, except for (1) acts or omissions that involve intentional misconduct or a knowing violation of law by the director, (2) approval of distributions or loans in violation of Section 23B.08.310 of the WBCA or (3) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. Article IX of Longview’s articles of incorporation further provides that if the WBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Longview shall be eliminated or limited to the fullest extent permitted by the WBCA, as so amended.

Article X of Longview’s bylaws provide that Longview shall indemnify and hold each director and officer harmless against any and all loss due to the fact that the person is or was a director or officer, except for losses arising out of: (a) acts or omissions finally adjudged to be intentional misconduct or a knowing violation of law, (b) approval of distributions or loans which are finally adjudged to be in violation of the applicable provisions of Washington law or (c) any transaction in which it is finally adjudged that the director or officer personally received a benefit in money, property or services to which the director or officer was not legally entitled. Except to enforce these indemnification provisions, Longview does not indemnify a director or officer in connection with an action (or part thereof) initiated by the director or officer, unless authorized by the board of directors. If the WBCA is amended to authorize further indemnification of directors or officers, then the directors and officers of Longview will be indemnified to the fullest extent permitted by the WBCA, as so amended.

The bylaws further provide that an indemnitee shall be presumed to be entitled to indemnification and have the right to be paid by Longview all expenses (including attorneys’ fees) incurred in defending any action in advance of its final disposition; provided however, that the payment of such expenses in advance of the final disposition of an action are required to be returned if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

Longview has entered into separate agreements with individual directors and executive officers relating to their rights to indemnification and advancement of expenses. Longview maintains an officers’ and directors’ liability insurance policy insuring Longview’s officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring Longview, under certain circumstances, in the event that indemnification payments are made by Longview to such officers and directors.

Item 16.	Exhibits.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index following the signature pages hereto and is incorporated herein by reference.

Item 17.	Undertakings.

A.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A)	Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B)	Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§239.13 of this chapter) or Form F-3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(C)	Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§239.11 of this chapter) or Form S-3 (§239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§239.1100(c)).

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (§239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or §210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§230.430B of this chapter):

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Longview, State of Washington on June 27, 2006.

LONGVIEW FIBRE COMPANY

By:	/S/ LISA J. MCLAUGHLIN
Name:	Lisa J. McLaughlin
Title:	Senior Vice President— Finance, Secretary and Treasurer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard H. Wollenberg and Lisa J. McLaughlin, jointly and severally, as his or her true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 27, 2006.

Name	Title

/S/ RICHARD H. WOLLENBERG Richard H. Wollenberg	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer) and Director

/S/ LISA J. MCLAUGHLIN Lisa J. McLaughlin	Senior Vice President—Finance, Secretary and Treasurer (Principal Financial and Accounting Officer) and Director

/S/ ROBERT E. WERTHEIMER Robert E. Wertheimer	Director

/S/ DAVID L. BOWDEN David L. Bowden	Director

/S/ DAVID A. WOLLENBERG David A. Wollenberg	Director

/S/ M. ALEXIS DOW M. Alexis Dow	Director

/S/ JOHN R. KRETCHMER John R. Kretchmer	Director

/S/ MICHAEL C. HENDERSON Michael C. Henderson	Director

/S/ ROBERT A. KIRCHNER Robert A. Kirchner	Director

/S/ RICK L. BENTZINGER Rick L. Bentzinger	Director

/S/ CURTIS M. STEVENS Curtis M. Stevens	Director

EXHIBIT INDEX

Exhibit Number	Description

4.1	Articles of Incorporation of Longview Fibre Company (incorporated by reference to Exhibit 3.1 to Longview Fibre Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005).

4.2	Bylaws of Longview Fibre Company (incorporated by reference to Exhibit 3.1 to Longview Fibre Company’s Current Report on Form 8-K filed on March 30, 2006).

4.3	Specimen certificate representing the common stock of Longview Fibre Company (incorporated by reference to Exhibit 4.3 to Longview Fibre Company’s Registration Statement on Form S-3 filed on February 28, 2006).

4.4	Rights Agreement, dated as of March 1, 1999, between Longview Fibre Company and Wells Fargo Bank, N.A., which includes as Exhibit A thereto the Form of Rights Certificate (incorporated by reference to Exhibit 4.4 to Longview Fibre Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005).

5	Opinion of Perkins Coie LLP as to legality.

8	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8).

23.3	Consent of Perkins Coie LLP (included in Exhibit 5).

24	Powers of attorney (included on signature pages to the registration statement).

99	Election Form.